MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
Third Quarter Ended September 30, 2021

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	1

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated November 3, 2021, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for the three and nine months ended September 30, 2021 ("consolidated interim financial statements"). This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the fiscal year ended December 31, 2020 and the related MD&A included in the 2020 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.iamgold.com. However, the information on the website is not in any way incorporated in or made a part of this MD&A.
ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company’s operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project ("Côté Gold") in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.
IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

IAMGOLD Mining District
Operating Mine
Construction / Development Project
Advanced Exploration
Ontario
CHIBOUGAMAU DISTRICT
Nelligan
Monster Lake
Grand Duc
Fayolle
CÔTÉ DISTRICT
Côté Gold
Westwood
Rouyn
Gosselin
Québec
ABITIBI DISTRICT
NORTH AMERICA
Rosebel (incl. Saramacca)
Suriname
ROSEBEL DISTRICT
French Guiana
SOUTH AMERICA
Senegal
Mali
ESSAKANE DISTRICT
Boto Gold
BAMBOUK DISTRICT
Essakane
Burkina Faso
Diakha-Siribaya
Karita
Guinea
WEST AFRICA

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1Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which meet a set of broadly based environmental, social and governance rating criteria.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	2

FINANCIAL AND OPERATING HIGHLIGHTS

The Company achieved attributable production of 153,000 ounces and 448,000 ounces for the three and nine months ended September 30, 2021, respectively. Essakane continued to deliver strong results and Rosebel performed in line with the updated plan. Production at Westwood was lower than plan. Underground mine productivity at Westwood is improving while the Company continues to prioritize implementing safety measures as part of its business recovery plan. On October 18, the Company released an update on Côté Gold activities as well as an initial mineral resource estimate for the Gosselin deposit, located immediately to the northeast of Côté Gold.
For more details and the Company's overall outlook, see "Outlook", and for individual mines and projects performance, see "Quarterly Updates". The operations generated $31.9 million and $121.6 million in mine-site free cash flow1 in the third quarter and the first nine months of 2021, respectively, and cash and available liquidity at the end of the quarter were approximately $742.1 million and $1.2 billion, respectively. The following table summarizes certain operating and financial results for the three months ended September 30, 2021, June 30, 2021 and September 30, 2020 and the nine months ended September 30 (or YTD), 2021 and 2020 and certain measures of our financial position as at September 30, 2021, June 30, 2021 and December 31, 2020.

	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Key Operating Statistics
Gold production – attributable (000s oz)	153	139	159	448	484
Gold sales – attributable (000s oz)	150	135	162	438	474
Average realized gold price[1] ($/oz)	$1,787	$1,800	$1,908	$1,788	$1,747
Cost of sales[2] ($/oz sold) – attributable	$1,247	$1,150	$1,098	$1,157	$1,061
Cash costs[1] ($/oz sold) – attributable	$1,208	$1,102	$985	$1,114	$988
All-in sustaining costs[1] ($/oz sold) – attributable	$1,508	$1,422	$1,206	$1,387	$1,209
Financial Results[3] ($ millions, except where noted)
Revenues	$294.1	$265.6	$335.1	$857.1	$894.2
Gross profit	$6.9	$27.9	$78.1	$79.0	$166.3
EBITDA[1]	$19.6	$87.0	$73.1	$220.5	$219.5
Adjusted EBITDA[1]	$82.5	$83.0	$140.8	$265.7	$320.7
Net earnings (loss) attributable to equity holders	$(75.3)	$(4.5)	$(11.6)	$(60.3)	$(20.5)
Adjusted net earnings (loss) attributable to equity holders[1]	$(20.1)	$(3.6)	$52.1	$(17.5)	$68.6
Net earnings (loss) per share attributable to equity holders	$(0.16)	$(0.01)	$(0.02)	$(0.13)	$(0.04)
Adjusted net earnings (loss) per share attributable to equity holders[1]	$(0.04)	$(0.01)	$0.11	$(0.04)	$0.15
Net cash from operating activities before changes in working capital[1]	$79.6	$54.9	$108.4	$217.0	$260.2
Net cash from operating activities	$78.5	$37.3	$105.1	$217.5	$218.9
Mine-site free cash flow[1]	$31.9	$1.9	$80.0	$121.6	$145.5
Capital expenditures[4] – sustaining	$26.4	$23.9	$16.6	$64.0	$51.8
Capital expenditures[4] – expansion	$113.0	$128.4	$44.0	$330.2	$134.5
	September 30	June 30	December 31	September 30	December 31
	2021	2021	2020	2021	2020
Financial Position ($ millions)
Cash, cash equivalents and short-term investments	$748.3	$829.8	$947.5	$748.3	$947.5
Long-term debt	$466.8	$456.5	$466.6	$466.8	$466.6
Net cash[1]	$213.6	$292.3	$400.8	$213.6	$400.8
Available credit facility	$498.3	$498.2	$498.3	$498.3	$498.3
1Throughout this MD&A, we use the terms average realized gold price per ounce sold, cash costs, cash costs per ounce sold, all-in sustaining costs ("AISC"), all-in sustaining costs per ounce sold, net cash from operating activities before changes in working capital, mine-site free cash flow, net cash, earnings before income taxes, depreciation and amortization ("EBITDA"), adjusted EBITDA, adjusted net earnings (loss) attributable to equity holders and adjusted net earnings (loss) per share attributable to equity holders, all of which are non-GAAP performance measures with no standard meaning under International Financial Reporting Standards ("IFRS") and are further discussed in the Non-GAAP Performance Measures section.
2Throughout this MD&A, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the consolidated interim financial statements.
3Financial results from continuing operations.
4Throughout this MD&A, capital expenditures represent cash expenditures for property, plant and equipment and exploration and evaluation assets.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	3

Attributable Gold Production (000s oz)
159
23
42
94
139
8
25
106
153
7
40
106
Q3 2020
Q2 2021
Q3 2021
Essakane
Rosebel
Westwood

Gross Profit
23%
11%
2%
$335.1
$257.0
$265.6
$237.7
$294.1
$287.2
Q3 2020
Q2 2021
Q3 2021
Revenue ($ millions)
Cost of sales ($ millions)
Gross profit (%)

Q3 2021 vs Q2 2021 Revenues
($ millions)
$265.6
$(2.0)
$30.4
$0.1
$294.1
Q2 2021
Price
Volume
Other
Q3 2021

Q3 2021 vs Q3 2020 Revenues
($ millions)
$335.1
$(19.7)
$(20.8)
$(0.5)
$294.1
Q3 2020
Price
Volume
Other
Q3 2021

Cost of sales[1], Cash costs[1,2] and All-in sustaining costs[1,2]

162
135
150
$1,098
$985
$1,206
$1,150
$1,102
$1,422
$1,247
$1,208
$1,508
Q3 2020
Q2 2021
Q3 2021
Cost of sales¹ ($/oz sold)
Cash costs¹,² ($/oz sold)
All-in sustaining costs¹,² ($/oz sold)
Attributable sales (000s oz)

Net cash from operating activities and
Mine-site free cash flow²
$1,908
$1,800
$1,787
$105.1
$80.0
$37.3
$1.9
$78.5
$31.9
Q3 2020
Q2 2021
Q3 2021
Net cash from operating activities ($ millions)
Mine-site free cash flow² ($ millions)
Average realized gold price² ($/oz)

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1Cost of sales, excluding depreciation, cash costs and all-in sustaining costs, are expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
2This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	4

Q3 2021 vs Q2 2021 All-in sustaining costs[1]
($/oz sold)
$1,422
$220
$16
$(150)
$1,508
Q2 2021
Operating and Other Cost
Sustaining Capex
Production Volume
Q3 2021

Q3 2021 vs Q3 2020 All-in sustaining costs[1]
($/oz sold)
$1,206
$149
$60
$93
$1,508
Q3 2020
Operating and Other Cost
Sustaining Capex
Production Volume
Q3 2021

Summary of Financial and Operating Results2

Contributors to Change		Q3 2021 vs. Q2 2021
Financial
Revenues	r
$294.1 million, up $28.5 million or 11%, primarily due to higher sales volume at Rosebel ($19.3 million), Essakane ($10.5 million) and Westwood ($0.6 million), partially offset by a lower realized average gold price ($2.0 million or $13 per ounce).

Cost of sales	r
$287.2 million, up $49.5 million or 21%, as a result of increased production and higher costs at Rosebel ($20.6 million), increased costs from ramp up activities of underground operations at Westwood ($10.6 million), increased costs related to security, travel and consumables at Essakane ($2.9 million), and higher depreciation expense ($15.4 million). Included in the third quarter 2021 was $16.2 million net realizable value write-down of stockpiles and finished goods inventories due to higher costs and lower production at Rosebel and Westwood (second quarter 2021 - $11.2 million).

Cost of sales (excluding depreciation) per ounce sold	r
$1,247, up 8%, due to higher operating costs at Rosebel, higher costs associated with the ramp up of underground activities at Westwood and a net realizable value write down of stockpiles and finished goods, partially offset by higher sales volume. Included was the positive impact of realized derivative gains of $22 per ounce sold (second quarter 2021 - $15 gain).

Depreciation expense (included in cost of sales)	r
$85.1 million, up $15.4 million or 22%, primarily due to the increased production, a net realizable value write down at Rosebel and Westwood and higher depreciation at Westwood due to underground operations being removed from care and maintenance, as depreciation expenses until June 1, 2021 were reclassified to care and maintenance.

General and administrative expenses	r	$13.6 million, up $1.8 million or 15%, primarily due to restructuring costs and lower realized derivative gains ($0.2 million), partially offset by lower share-based payments ($0.3 million).
Exploration expenses	s	$10.0 million, down $2.0 million due to decreased activity in accordance with the updated 2021 plan.
Other expenses	r
$46.0 million, up $26.7 million, primarily due to an increase in the Doyon asset retirement obligation ($40.4 million or $0.08 per share), partially offset by a decrease in care and maintenance expenditures ($11.4 million).

Income tax expense	s
$2.4 million, down $8.8 million, comprised of current income tax expense of $12.3 million (second quarter 2021 - $13.3 million) and deferred income tax recovery of $9.9 million (second quarter 2021 - recovery of $2.1 million).

Net cash from operating activities before changes in working capital	r	$79.6 million, up $24.7 million, primarily due to the factors noted below.
Net cash from operating activities	r
$78.5 million, up $41.2 million, primarily due to higher revenue ($28.5 million), insurance claims received ($5.2 million), lower income taxes paid ($11.4 million), reduced care and maintenance expenditures ($11.4 million), net inflow from working capital movements ($16.5 million), partially offset by higher operating costs ($34.6 million).

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1This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".
2Financial results from continuing operations.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	5

Contributors to Change		Q3 2021 vs. Q2 2021
Mine-site free cash flow	r	$31.9 million, up $30.0 million, primarily due to higher operating cash flow at Rosebel ($38.7 million), partially offset by higher capital expenditures at Essakane ($9.1 million).
Financial Position
Cash, cash equivalents, short-term investments and restricted cash	s	$785.3 million comprised of cash and cash equivalents of $742.1 million, short-term investments of $6.2 million and restricted cash of $37.0 million, down $82.3 million from June 30, 2021.
Operating
Attributable gold production	r
153,000 ounces, up 14,000 ounces or 10%, due to higher production at Rosebel (15,000 ounces) as the site focused on mining higher grade ore at Saramacca, offset by lower production at Westwood (1,000 ounces).

Attributable gold sales	r
150,000 ounces, up 15,000 ounces or 11%, due to higher sales volume at Rosebel (10,000 ounces) as a result of higher production and Essakane (5,000 ounces) primarily due to increased throughput and improved recoveries offset by the impact of lower grades.

Capital expenditures – sustaining	r	$26.4 million, up $2.5 million or 10%, primarily due to an increase in expenditures at Westwood ($1.7 million) as the site continues to ramp up underground operations.
Capital expenditures – expansion	s
$113.0 million, down $15.4 million or 12%, primarily due to lower spending at Côté Gold ($17.4 million), Boto Gold ($3.3 million), Rosebel ($2.9 million) and Westwood ($0.4 million), partially offset by higher spending at Essakane ($8.6 million). Capital expenditures for Côté Gold incurred increased during the quarter along with a corresponding increase in accounts payable and accrued liabilities ($51.1 million).

Cash costs per ounce sold	r	$1,208, up 10%, due to the reasons previously noted for cost of sales per ounce sold.
All-in sustaining costs per ounce sold	r
$1,508, up 6%, from $1,422 primarily due to higher cost of sales per ounce sold and higher sustaining capital expenditures of $16 per ounce sold, partially offset by the positive impact of higher sales volumes.

Contributors to change		Q3 2021 vs. Q3 2020
Financial
Revenues	s
$294.1 million, down $41.0 million or 12%, primarily due to lower sales volume at Westwood ($30.9 million) and Rosebel ($7.5 million), and a lower realized gold price ($19.7 million or $120 per ounce), partially offset by higher sales volume at Essakane ($17.6 million).

Cost of sales	r
$287.2 million, up $30.2 million or 12%, due to higher depreciation expense ($19.8 million) and higher operating costs ($10.4 million). Included in the third quarter 2021 was $16.2 million net realizable value write-down of stockpiles and finished goods inventories (third quarter 2020 - $nil).

Cost of sales (excluding depreciation) per ounce sold	r
$1,247, up 14%, due to higher operating costs at Westwood and Rosebel as previously noted, a net realizable value write down of stockpiles and finished goods and lower production and sales volume at Westwood and Rosebel. Included was the positive impact of realized derivative gains of $22 per ounce sold (third quarter 2020 - $66 loss).

Depreciation expense	r
$85.1 million, up $19.8 million or 30%, primarily as a result of higher depreciation due to timing of capitalized stripping as well as higher production levels at Essakane and higher depreciation related to stockpiles at Rosebel.

General and administrative expenses	r
$13.6 million, up $2.5 million or 23%, primarily due to restructuring costs ($2.8 million), higher consulting fees ($1.6 million) and administration costs ($0.4 million), partially offset by the positive impact of realized derivative gains ($1.8 million) and lower share-based payments ($0.6 million).

Other expenses	r
$46.0 million, up $26.2 million, primarily due to an increase in the Doyon asset retirement obligation ($40.4 million), partially offset with a decrease in temporary suspension costs ($7.9 million) and COVID-19 expenses ($6.2 million).

Exploration expenses	r	$10.0 million, up $4.3 million due to an increase in activities versus a curtailment of exploration activities in 2020 due to COVID-19.
Income tax expense	s
$2.4 million, down $6.9 million, comprised of current income tax expense of $12.3 million (third quarter 2020 - $19.1 million) and deferred income tax recovery of $9.9 million (third quarter 2020 - recovery of $9.8 million).

Net cash from operating activities before changes in working capital	s	$79.6 million, down $28.8 million, primarily due to the factors noted below.

Contributors to change		Q3 2021 vs. Q3 2020
Net cash from operating activities	s
$78.5 million, down $26.6 million, primarily due to lower earnings after non-cash adjustments ($48.3 million), partially offset by higher cash receipts from settlement of derivatives ($11.3 million) and proceeds from an insurance claim ($7.7 million).

Mine-site free cash flow	s
$31.9 million, down $48.1 million, primarily due to lower operating cash flow at Westwood ($29.7 million) and higher capital expenditures at Essakane ($16.3 million) and Rosebel ($12.3 million), partially offset by higher operating cash flow at Essakane ($14.8 million).

Operating
Attributable gold production	s
153,000 ounces, down 6,000 ounces or 4%, due to lower production at Westwood (16,000 ounces) and Rosebel (2,000 ounces), partially offset by higher production at Essakane (12,000 ounces) as a result of increased head grades.

Attributable gold sales	s	150,000 ounces, down 12,000 ounces or 7%, due to lower sales volume at Westwood (16,000 ounces) and Rosebel (4,000 ounces), partially offset by higher sales volume at Essakane (8,000 ounces).
Capital expenditures – sustaining	r	$26.4 million, up $9.8 million or 59%, primarily due to higher spending at Essakane ($5.5 million) and Rosebel ($5.3 million), partially offset by lower spending at Westwood ($0.9 million).
Capital expenditures – expansion	r
$113.0 million, up $69.0 million or 157%, primarily due to higher spending at Côté Gold ($52.9 million), Essakane ($10.6 million), Rosebel ($7.0 million) and Boto Gold ($0.9 million), partially offset by lower spending at Westwood ($2.4 million).

Cash costs per ounce sold	r	$1,208, up 23%, due to the reasons previously noted for cost of sales per ounce sold.
All-in sustaining costs per ounce sold	r
$1,508, up 25%, from $1,206, primarily due to higher cost of sales at Westwood and Rosebel, lower production and sales volumes, and higher sustaining capital expenditures of $60 per ounce sold, partially offset by the positive impact of realized derivative gains of $27 per ounce sold (third quarter 2020 - $73 loss).

Global COVID-19 Pandemic
The global COVID-19 pandemic continues to evolve. Despite widespread mass immunization programs limiting the spread of the virus in many countries, including Canada, the emergence of new variants has been causing infection rates to increase in certain areas, particularly among unvaccinated populations. The lifting of restrictions on the movement of people and goods, social distancing measures, restrictions on group gatherings, quarantine requirements and contact tracing varies from country to country and often within countries. The Company continues to closely monitor developments and is taking necessary measures to manage the impact of the COVID-19 pandemic on its operations, construction and development projects and exploration activities. The Company is managing the financial and operational challenges of COVID-19 while addressing the needs of its employees. The Company continues to work closely with local and national governments and communities on limiting the impact of the COVID-19 pandemic on its people and business and supporting local efforts to manage the pandemic.
The previously implemented protocols remain in place at our sites. Our procedures include sanitary measures recommended by health authorities; certain restrictions on access to sites; screening processes; physical distancing; and the use of personal protective equipment. See "Quarterly Updates" for more information on each site.

KEY STRATEGIC OBJECTIVES

The Company's key strategic objectives are focused on three pillars: Operational Excellence, Growth and Financial Performance.
Operational Excellence
Despite the challenging operating environment experienced this year, the Company continues to seek opportunities to improve operational performance in a cost effective, safe and responsible manner. The Company commenced a global “I AM ALL IN” improvement program with the assistance of an external third party consultant. The initial diagnostic at Essakane was completed and certain opportunities have been identified.
Essakane continued to deliver strong results and achieved attributable gold production of 106,000 ounces in the third quarter, in line with the prior quarter, as increased throughput and improved recoveries offset the impact of planned lower grades.
Production at Westwood of 7,000 ounces was lower than plan, although underground mine productivity is improving. The Company continues to prioritize implementing safety measures as part of the business recovery plan.
Rosebel performed in line with the updated plan and achieved attributable gold production of 40,000 ounces. Mine production ramped up during the third quarter 2021 as conditions in the pits improved resulting from corrective initiatives implemented in the quarter.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	6

Growth
The Company is focusing its activities in high potential mining districts in North America, South America and West Africa, which encompass operating mines, construction, development, and exploration projects. In line with its objectives of generating increased positive free cash flows, the Company is targeting attributable gold production of one million ounces per annum and all-in sustaining costs of less than $1,000 per ounce by 2025 as a result of the completion of Côté Gold in 2023.
At Côté Gold, major earthworks, processing plant civil works and waste stripping activities are progressing. The first ore blast was completed in October 2021. As at September 30, 2021 the project was overall 36% complete and detailed engineering was 85% complete. The project schedule remains on track for commercial production in the second half of 2023. The Company’s remaining 70% share of Côté Gold project costs from October 1, 2021 onwards is estimated at approximately $860 million to $910 million.
Financial Performance
The Company has been focused on maintaining a strong balance sheet to appropriately position itself for the construction of Côté Gold. Cash, cash equivalents and short-term investments totaled $748.3 million at September 30, 2021. Total available liquidity at September 30, 2021 was $1.2 billion, with the maturity date of the Company’s largely undrawn $490 million credit facility extended to January 31, 2025. Mine-site free cash flow totaled $31.9 million for the third quarter and $121.6 million for YTD 2021. On October 29, 2021, Moody's Investors Service downgraded the Company's long-term corporate credit rating to B2 from B1 with a stable outlook.
OUTLOOK

Operating Performance
Total attributable production for the third quarter totaled 153,000 ounces and 448,000 ounces YTD 2021. Total per-ounce cost of sales, cash costs and all-in sustaining costs per ounce sold are expected within the guidance range updated in July 2021 although pressure on certain costs is expected to continue. These include logistics (as a result of bottlenecks in global shipping and transportation systems), consumables including fuel (as a result of increases in oil and natural gas prices) and shipping containers and spare parts (as a result of an increase in steel prices). See "Market Risk - Inflation”.

	Actual YTD 2021	Full Year Guidance 2021[1]
Essakane (000s oz)	314	390-400
Rosebel (000s oz)	112	140-160
Westwood (000s oz)	22	35-45
Total attributable production (000s oz)[2]	448	565-605

Cost of sales[2] ($/oz sold)	$1,157	$1,155-$1,190
Cash costs[2,3] ($/oz sold)	$1,114	$1,115- $1,150
All-in sustaining costs[2,3] ($/oz sold)	$1,387	$1,395- $1,435
Depreciation expense ($ millions)	$228.8	$295 - $305
Income taxes[4] paid ($ millions)	$37.9	$45 - $55
1The full year guidance is based on the following 2021 full year assumptions: average realized gold price of $1,745 per ounce, USDCAD exchange rate of 1.22, EURUSD exchange rate of 1.20 and average crude oil price of $65 per barrel.
2Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
3This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".
4Cash tax payments do not occur evenly by quarter, because payments reflect final payments in respect of the prior year and installments due at different prescribed times for different countries.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	7

Capital Expenditures1
Total capital expenditures for 2021 at our operations are expected to be lower than the full year guidance of $260 million primarily relating to the timing of spending on various capital improvements. Capital expenditures for Côté Gold for 2021 are expected to be approximately $350 million.

	Actual YTD 2021			Full Year Guidance 2021
($ millions)	Sustaining[2]	Expansion[3]	Total	Sustaining[2]	Expansion[3]	Total
Essakane	$28.3	$60.3	$88.6	$45	$95	$140
Rosebel[4]	28.9	39.3	68.2	40	60	100
Westwood	6.3	2.6	8.9	15	5	20
	63.5	102.2	165.7	100	160	260
Côté Gold (70%)[5]	—	200.4	200.4	—	430	430
Boto Gold	—	27.6	27.6	—	55	55
Corporate	0.5	—	0.5	—	—	—
Total[6,7,8] (±5%)	$64.0	$330.2	$394.2	$100	$645	$745
1100% basis, unless otherwise stated.
2Sustaining capital includes capitalized stripping at Essakane of (i) $1 million YTD 2021, and (ii) $nil for the full year 2021 guidance.
3Expansion capital includes capitalized stripping of (i) $43.9 million for Essakane and $23.3 million for Rosebel YTD 2021, and (ii) $70 million for Essakane and $30 million for Rosebel for the full year 2021 guidance.
4Rosebel includes Saramacca at 70%.
5In addition to the capital expenditures estimated for Côté Gold, the Company expects to spend approximately an additional $15 million in non-capital costs for 2021.
6Includes $13 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.
7Capitalized borrowing costs are not included.
8In addition to the above capital expenditures, $21 million in total principal lease payments are expected.
The capital expenditures at Boto Gold for 2021 are expected to be approximately $35 million as the Company deferred certain previously planned de-risking activities.
Exploration
Exploration expenditures for 2021 are expected to be lower than the full year guidance of $56 million.

	Actual YTD 2021			Full Year Guidance 2021
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects – greenfield	$—	$22.2	$22.2	$—	$33	$33
Exploration projects – brownfield[1]	7.6	6.4	14.0	13	10	23
	$7.6	$28.6	$36.2	$13	$43	$56
1Exploration projects - brownfield includes planned near-mine exploration and resource development of (i) $7.6 million for YTD 2021, and (ii) $13 million for the full year 2021 guidance.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company is committed to:
•Maintaining its culture of accountable mining through high standards of environmental, social and governance ("ESG") practices; and
•The principle of Zero Harm®, in every aspect of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees first.
The Company has implemented the Mining Association of Canada's Toward Sustainable Mining framework at all its operations and is working towards the implementation of the World Gold Council’s Responsible Gold Mining Principles. ESG policies, systems and practices are embedded throughout the business and the Company reports annually on its ESG performance via its Global Reporting Initiative compliant Health, Safety and Sustainability Report.
Environmental
The Company recognizes that mining activities are energy intensive and generate significant greenhouse gas emissions (“GHG”). In September, the Company announced that it had set a global target of reaching net negative GHG emissions by no later than 2050. The Company also announced a target of achieving net positive biodiversity. Medium term targets will be set as part of the Company’s roadmap to achieve these global targets, which will be issued in late 2022. An external review of the Company’s greenhouse gas emissions profile across all sites is in progress. The external review will inform the development of an action plan for the Company’s global commitments.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	8

Social
Health and Safety
Health and safety is core to the Company’s relentless pursuit of its Zero Harm® vision. Through various programs, the Company continuously promotes a safe work environment and a wellness program at all sites. The DARTFR (days away, restricted, transferred duty frequency rate) was 0.38 and the TRIFR (total recordable injuries frequency rate) was 0.74 for YTD 2021, tracking below the global annual targets of DARTFR 0.51 and TRIFR 0.85, respectively. Côté Gold has achieved over 2.9 million hours and 1,100 days without lost time injuries since October 2018. Our operations have been increasing focus on risk awareness and preventive activities related to work tasks.
Social and Economic Development
The Company is continuously exploring opportunities for investing and partnering with communities impacted by its operations. At both Essakane and Rosebel, the Company has committed to establishing and seeding community funds. Going forward, the bulk of our funding for community investment initiatives at these sites will flow through these dedicated community funds to ensure consistent funding on a year-to-year basis, thereby avoiding the uncertainty of annual budgetary reviews. This is a particularly important change in the context of a highly cyclical industry like gold mining.
At Rosebel, the Company has committed to making an annual contribution of 0.25% of annual revenues to the Suriname Environmental & Mining Foundation in addition to the existing 0.25% of annual revenues contributed the Rosebel community fund.
At Essakane, the Company has finalized its participation in the Mining Fund for Local Development in Burkina Faso, which was established by the government. As part of its agreement with the Government of Burkina Faso, the Company contributed $14.5 million to this fund from 2017 to 2020, with a commitment to contribute 1% of annual revenues going forward. The Company has also engaged in discussions with the United Nations Development Programme office in Burkina Faso regarding a partnership intended to strengthen local community governance capacity and to implement development and social projects (economic infrastructure, health, training and income generating activities for youth and women) in the communities neighboring Essakane.
At Côté Gold, the Company has finalized all of the necessary impact and benefits agreements ("IBAs") with indigenous communities in support of the completion of the current project construction.
At Boto Gold, the Company is progressing with its community development projects, focusing on the development of basic infrastructure in surrounding communities. Potable water boreholes and distribution systems were upgraded in the surrounding communities of Saraya and Medina Bafe. In addition, sanitary blocks with latrines were built at the high school in Saraya hosting over 700 students.
Diversity, Equity and Inclusion
The Company unequivocally condemns inequity, discrimination and hatred in all its forms. One of the Company's values is to conduct itself with respect and embrace diversity. The Company has established a Diversity, Equity and Inclusion Steering Committee and Employee Council groups to further enhance the Company's strong commitment to these important values through data collection, education, awareness and action planning at the enterprise level.
Governance
Early this year, the Board adopted new diversity and renewal guidelines, reflecting governance best practices. In terms of diversity, the Board agreed that its membership should comprise, at a minimum, the greater of (i) two and (ii) 30%, female directors. With respect to board membership renewal, it was decided that the average tenure of the Board should not exceed ten years and that no director should serve as the chair of the Board or the chair of any committee for more than ten consecutive years. The guidelines were immediately implemented by the Board, with a view to ensuring new and diverse perspectives and ideas of its members on an ongoing basis, while also ensuring continuity and orderly Board succession. Currently, women represent approximately 33% of the directors, or 38% of the independent directors, and the average tenure of the Board is approximately 4.3 years.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	9

Recent Highlights
•On June 30, 2021, Corporate Knights released its Best 50 list, which identifies the top 50 Canadian corporate citizens across all sectors evaluated based on up to 24 ESG and economic key performance indicators. The Company placed 44th across all corporate sectors and 8th out of 122 companies in the mining sector.
•The Company is included in the 2021 Bloomberg Gender Equality Index for the 3rd consecutive year and recognized among 380 global companies that foster a more inclusive and equitable workplace.
•At Rosebel, the project funded by Rosebel Community Fund and the Government of Suriname to install solar LED street lights for public security, electrification and potable water supplies in communities around Rosebel and Saramacca, is scheduled to be completed by the first quarter 2022.
•A proposal to advance Phase II of the Company's public-private partnership with Canada’s government, One Drop Foundation and Cowater on the Triangle d’Eau Project to bring potable water to an additional 75,000 people, was formally submitted on June 1, 2021 to the Canadian government. A decision on the proposal is expected in 2022.
•At Boto, the Company continued the implementation of the Boto project’s sustainability strategy, focusing on the improvement of water availability and distribution, sanitation, the fight against malaria with a focus on women and children and the enhancement of local health centers capacities, the installation of street solar lights in the communities, and the support of local economic development through agricultural activities.
•The Company continues to progress with the resettlement action plan of the Kouliminde village and during the quarter completed the negotiations and engagement process with local authorities and communities impacted by the future development of the Boto project.
•In response to the urgent need for COVID-19 vaccinations globally, in April 2021, the Company contributed $250,000 to UNICEF to support the International ACT-A / COVAX Emergency Response. ACT-A (Access to COVID-19 Tools Accelerator) is a global collaboration to accelerate the distribution of COVID-19 vaccines, strengthen core health systems, assist low and middle income countries beyond the pandemic and mitigate the public health and economic impact in West and Central Africa.
•In partnership with Giants of Africa, the Company is investing $950,000 in a 4-year program, starting in 2021, aimed at encouraging the development of youth through sports. The joint project implementation has started with the completion and unveiling of a new basketball court at the City Youth Center in Ouagadougou, Burkina Faso, in October 2021.
•The Company is a sponsor of the Artemis Project, which aims to promote female business owners and entrepreneurs in the mining sector. Artemis members include innovative and award-winning social and natural scientists with over 500 years of combined practical and global sector experience, 75% of whom are engineers.
•Kevin O’Kane and Dr. Ann K. Masse, Ph.D., were appointed as independent directors of the Company, continuing with our board renewal in accordance with our guidelines set out at the beginning of 2021.
•The Company published its 2020 Sustainability Report in accordance with the Global Reporting Initiative and Sustainability Accounting Standards Board reporting standard.
•On September 27, 2021, the Company separately published its climate change policy under which the Company has committed to achieve net negative emissions by no later than 2050 and net positive biodiversity on a company-wide basis. A more detailed roadmap and interim targets will be published in an upcoming report in late 2022.
•As part of its accountability and reporting framework, IAMGOLD has also committed to report in accordance with the Task Force on Climate-Related Financial Disclosures ("TCFD") guidelines, and expects to release its initial TCFD report by the end of 2022.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	10

QUARTERLY UPDATES

West Africa

Essakane District, Burkina Faso
The Essakane District includes the Essakane Mine, the Falagountou Deposit and the surrounding mining lease and exploration concessions totaling approximately 1,000 square kilometres. Planned exploration programs will evaluate a number of prospects and target areas for the presence of mineralized zones which could have potential to support future satellite mining operations, within 15 kilometres of the Essakane mill.
Essakane Mine (IAMGOLD interest – 90%)1

	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Key Operating Statistics
Ore mined (000s t)	3,908	3,559	4,282	11,902	12,052
Waste mined (000s t)	11,335	11,730	10,334	33,502	29,663
Material mined (000s t) – total	15,243	15,289	14,616	45,404	41,715
Strip ratio[2]	2.9	3.3	2.4	2.8	2.5
Ore milled (000s t)	3,298	3,169	3,014	9,656	9,173
Head grade (g/t)	1.33	1.44	1.26	1.37	1.12
Recovery (%)	83	81	85	82	88
Gold production (000s oz) – 100%	118	118	104	349	290
Gold production (000s oz) – attributable 90%	106	106	94	314	261
Gold sales (000s oz) – 100%	122	115	112	351	284
Average realized gold price[3] ($/oz)	$1,790	$1,801	$1,906	$1,794	$1,762
Financial Results ($ millions)[1]
Revenue[4]	$217.4	$208.2	$214.1	$629.7	$500.7
Operating costs	(95.5)	(92.3)	(94.6)	(284.5)	(240.3)
Royalties	(10.9)	(10.5)	(10.9)	(31.5)	(25.9)
Cash costs[3]	$(106.4)	$(102.8)	$(105.5)	$(316.0)	$(266.2)
Other mine costs	(5.9)	(6.6)	(12.2)	(19.5)	(27.7)
Cost of sales[4]	$(112.3)	$(109.4)	$(117.7)	$(335.5)	$(293.9)
Sustaining capital expenditures[5]	(11.6)	(11.3)	(6.1)	(28.3)	(20.6)
Other costs[6]	(1.5)	(1.7)	5.7	(4.9)	9.3
All-in sustaining costs[3]	$(125.4)	$(122.4)	$(118.1)	$(368.7)	$(305.2)
Expansion capital expenditures[7]	$(27.2)	$(18.6)	$(16.6)	$(60.3)	$(55.7)
Performance Measures[8]
Cost of sales ($/oz sold)	$925	$947	$1,050	$956	$1,036
Cash costs[3] ($/oz sold)	$878	$890	$941	$901	$938
All-in sustaining costs[3] ($/oz sold)	$1,033	$1,060	$1,054	$1,051	$1,076
1100% basis, unless otherwise stated.
2Strip ratio is calculated as waste mined divided by ore mined.
3This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".
4As per note 28 of the consolidated interim financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.
5Includes sustaining capitalized stripping for the third quarter 2021 of $1.0 million (second quarter 2021 - $nil, third quarter 2020 - $nil) and YTD 2021 of $1.0 million (YTD 2020 - $nil).
6Other costs include sustaining lease principal payments, environmental rehabilitation accretion and depletion, and prior period operating costs, partially offset by by-product credits.
7Includes expansion capitalized stripping for the third quarter 2021 of $21.8 million (second quarter 2021 - $12.9 million, third quarter 2020 - $12.6 million) and YTD 2021 of $43.9 million (YTD 2020 - $42.2 million).
8Cost of sales, cash costs and all-in sustaining costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	11

Operational Insights
•Essakane continued to deliver strong results and achieved attributable gold production of 106,000 ounces, in line with the prior quarter, as increased throughput and improved recoveries offset the impact of planned lower grades.
•Mining activity of 15.2 million tonnes was in line with the prior quarter. Operational efficiencies continued to be achieved from the modifications to the hauling fleet as noted in the previous quarter, with an increased focus on stripping campaigns in the upper benches. The strip ratio of 2.9 was lower by 12% compared with the prior quarter and higher by 21% compared with the same prior year period.
•Mill throughput of 3.3 million tonnes was higher by 4% compared with the prior quarter and higher by 9% compared with Q3 2020, benefiting from the positive results of the mill debottlenecking project as hard rock feed and plant availability exceeded 90%. In-circuit gold inventory reduced during the quarter resulting in higher gold sales when compared with production.
•The Company reported on certain security incidents during the quarter and subsequent to the quarter (see news releases dated September 1, 2021, October 29, 2021 and November 1, 2021). The Company continues to assess the security situation and make appropriate precautionary adaptations. Logistics of materials, supplies and gold shipments are being managed and have not been materially impacted to date. However, the Company does note that the security situation has notably deteriorated recently. The Company also continues to engage with the relevant authorities and other partners in Burkina Faso in connection with security in the region around Essakane and its supplies and transportation routes.
•The COVID-19 situation at Essakane remains relatively stable. Approximately 60% of the workforce is fully vaccinated.
Financial Performance
•Cost of sales per ounce sold of $925 and cash costs per ounce sold of $878 were lower by 2% and 1%, respectively, compared with prior quarter, and lower by 12% and 7% respectively, compared with the same prior year period, primarily due to higher production and sales volume (6% compared with prior quarter and 9% compared with the prior year quarter), partially offset by higher costs. Transportation and security measures implemented during the quarter contributed to higher costs. The operation also continues to experience cost pressures due to higher consumption of mill reagents as a result of high carbon content ore being processed.
•All-in sustaining costs per ounce sold of $1,033 were lower by 3% compared with the prior quarter, primarily due to lower cost of sales, and lower by 2% compared with the same prior year period due to higher sales.
•Included in cash costs and all-in sustaining costs was the positive impact of a realized derivative gain of $11 per ounce sold (second quarter 2021 - $6 per ounce sold gain and third quarter 2020 - $64 per ounce sold loss).
•Sustaining capital expenditures of $11.6 million included mobile and mill equipment of $3.7 million, capital spares of $2.7 million, capitalized stripping of $1.0 million and other sustaining projects of $4.2 million.
•Expansion capital expenditures of $27.2 million included capitalized stripping of $21.8 million, tailings management and plant upgrades of $3.6 million, community village resettlement and other expansion projects of $1.8 million. The capitalized stripping relates to the strategic pushbacks on the upper benches. The community village resettlement project includes reconstructing an existing village that was relocated from the main pit during the development of the site and is expected to be completed in 2023. The tailings management project includes lining the existing tailings pond and this aspect is expected to be completed by the end of the year.
Outlook
Essakane’s 2021 full year production is trending towards the upper end of the 390,000 to 400,000 ounce guidance range. Certain costs pressures are expected to continue, including transportation and security costs. The Company expects to make a decision with respect to the proposed future heap leach operation during 2022.
Brownfield Exploration
Approximately 7,000 metres of reverse circulation ("RC") drilling was planned in 2021 to evaluate the resource potential at select high-priority targets within trucking distance to the Essakane mill, including GEM. Approximately 5,000 metres were completed YTD 2021 to evaluate encouraging results generated from an air core drilling and sampling program over selected target areas. The pace of the program has been impacted by COVID-19 and certain security constraints, and may not be fully executed as planned in 2021.
Bambouk District
The Bambouk District includes the Boto Gold project, the Karita Gold project and the Diakha-Siribaya Gold project.
The Company is building on its exploration success along the Senegal-Mali Shear Zone with additional discoveries located within 15 kilometres of the Boto Gold project in adjacent countries. Ongoing exploration programs include delineation drilling to upgrade and convert mineral resources to a higher confidence level at the Diakha deposit in Mali and support an initial resource estimate at the Karita discovery in Guinea.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	12

Boto Gold Project, Senegal
The Boto Gold project is a shovel ready development project located in southeastern Senegal along the border with Mali. The project is owned 90% by the Company, with the Republic of Senegal owning a 10% free carried interest. The project is located on an exploitation permit granted in late 2019 for an initial 20-year period and is currently undergoing various de-risking activities.
During the third quarter, planned capital expenditures for 2021 were further lowered from $60 million to approximately $35 million by deferring certain previously planned de-risking activities. The scope for 2021 includes a preliminary work package for the completion of a road to provide permanent access to the site, engineering for critical plant equipment and sustainability programs to promote cohesion with local communities and ensure adequate environmental protections. The Company continues to evaluate the project scope, the associated capital expenditures and timing, as well as potential value enhancing alternatives for this project in general. Capital expenditures totaled $4.9 million in the third quarter and $27.6 million YTD 2021.
During and after the quarter end, several personnel tested positive for COVID-19 and remained under observation before being released into isolation. Testing and contact tracing was undertaken and there was no material impact on project activities.
Karita Gold Project, Guinea
The Karita Gold project is wholly-owned by the Company and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres located in Guinea between the Company's Boto Gold project in Senegal to the north and its Diakha-Siribaya Gold project in Mali to the south. During 2019, a first pass RC drilling program totaling approximately 1,800 metres was completed from which reported assay results confirmed a new discovery of mineralization along this portion of the Senegal-Mali Shear Zone. Assay highlights include: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; and 16.0 metres grading 3.17 g/t Au (see news release dated October 2, 2019).
A delineation drilling program was planned to commence in 2021 to support completion of a future initial resource estimate, however, the execution of the program was delayed due to COVID-19 related border closures. The size and timing of the drilling program is being reassessed to maximize program efficiency.
Diakha-Siribaya Gold Project, Mali
The Diakha-Siribaya project is wholly-owned by IAMGOLD and consists of eight contiguous exploration permits which cover a total area of 596.5 square kilometres, located in the Kédougou-Kéniéba inlier of the West African Craton region of western Mali along the borders with Senegal and Guinea.
Approximately 27,000 metres of infill drilling was completed YTD 2021 to upgrade inferred resources at the Diakha deposit and to evaluate priority exploration targets for potential new zones of mineralization. The 2021 drilling program is completed and assays results and drilling data from this program, once received and validated, will be used to support an updated mineral resource estimate expected to be completed in 2022.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	13

North America

Abitibi District, Canada
The Company is developing a “hub-and-spoke" model in the Abitibi District to exploit the available mill capacity at the Westwood complex, located 35 kilometres northeast of Rouyn-Noranda and 80 kilometres west of Val d'Or in southwestern Québec, Canada. In addition to feed from the Westwood underground mine and the Grand Duc open pit mine, the Company is evaluating potential future supplemental feed from assets such as the Fayolle exploration property and the optioned Rouyn Gold project.
Westwood Mine (IAMGOLD interest – 100%)

	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Key Operating Statistics
Ore mined (000s t) – underground	31	14	123	45	330
Ore mined (000s t) – other sources	171	273	169	690	389
Ore mined (000s t) – total	202	287	292	735	719
Ore milled (000s t)	220	264	290	711	711
Head grade (g/t) – underground	4.17	4.50	4.66	4.26	5.27
Head grade (g/t) – other sources	0.59	0.74	1.09	0.82	1.06
Head grade (g/t) – total	1.11	0.92	2.64	1.03	3.01
Recovery (%)	92	93	94	93	94
Gold production (000s oz) – 100%	7	8	23	22	65
Gold sales (000s oz) – 100%	7	7	23	22	66
Average realized gold price[1] ($/oz)	$1,779	$1,810	$1,913	$1,790	$1,749
Financial Results ($ millions)
Revenue[2]	$12.7	$12.2	$44.8	$39.4	$116.8
Cash costs[1]	$(24.6)	$(13.8)	$(28.5)	$(47.5)	$(73.6)
Other mine costs	(0.1)	(0.3)	(3.6)	(0.6)	(5.1)
Cost of sales[2]	$(24.7)	$(14.1)	$(32.1)	$(48.1)	$(78.7)
Sustaining capital expenditures	(3.8)	(2.1)	(4.7)	(6.3)	(9.6)
Other costs[3]	(0.4)	0.1	1.7	(0.2)	2.5
All-in sustaining costs[1]	$(28.9)	$(16.1)	$(35.1)	$(54.6)	$(85.8)
Expansion capital expenditures	$(0.8)	$(1.2)	$(3.2)	$(2.6)	$(7.6)
Performance Measures[4]
Cost of sales ($/oz sold)	$3,512	$2,100	$1,387	$2,205	$1,197
Cash costs[1] ($/oz sold)	$3,482	$2,056	$1,229	$2,176	$1,119
All-in sustaining costs[1] ($/oz sold)	$4,087	$2,412	$1,515	$2,501	$1,304
1This is a non-GAAP measure. See "Non-GAAP Performance Measures".
2As per note 28 of the consolidated interim financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.
3Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
4Cost of sales, cash costs and all-in sustaining costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.
Operational Insights
•Gold production in the third quarter of 7,000 ounces was 13% lower than in the prior quarter and 70% lower than in Q3 2020. Although underground mine productivity is improving, production continues to be impacted by labour shortages and turnover in addition to the impact of implementing additional safety measures. The Company is using additional training, schedule changes and focused hiring activities to mitigate labour market conditions and productivity rates.
•Mill throughput was impacted due to lower ore availability and an increase in the ratio of hard rock ore from the Grand Duc pit. Potential solutions to improve processing of the hard rock ore from Grand Duc are being investigated.
•Underground conditions in the West and Central Zones continue to remain under assessment. Based on information currently available, management expects that mining in these zones will resume in the first half of 2022. During the third quarter 2021, underground excavation development continued with approximately 400 metres of lateral development completed.
•The COVID-19 situation continues to be stable. Approximately 19% of the workforce has reported that it is fully vaccinated.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	14

Financial Performance
•Cost of sales per ounce sold of $3,512 and cash costs per ounce sold of $3,482 were higher by 67% and 69%, respectively, compared with the prior quarter, primarily due to higher operating costs associated with the extensive rehabilitation work and lower production and sales. Costs of sales and cash costs per ounce sold were higher by 153% and 183%, respectively, compared with the same prior year period. Milling unit costs were higher in the third quarter as a result of increased use of grinding media and mill reagents to mitigate the hard rock ore content from Grand Duc.
•All-in sustaining costs per ounce sold of $4,087 were higher by 69% compared with the prior quarter, primarily due to higher costs of sales and higher sustaining capital, and higher by 170% compared with the same prior year period. Cash costs and all-in sustaining costs include the positive impact of realized derivative gains of $82 per ounce sold and $101 per ounce sold, respectively (second quarter 2021 - $52 and $75 per ounce sold gains, respectively; third quarter 2020 - $64 and $62 per ounce sold losses, respectively).
•Sustaining capital expenditures of $3.8 million include underground development of $3.2 million and other sustaining projects of $0.6 million. Expansion capital expenditures of $0.8 million related to advancing detailed engineering and permitting for the Fayolle property.
•The estimated asset retirement obligation for Westwood, including the Doyon closed site, has increased by $52.3 million due to changes in an updated closure plan that will be filed with the Quebec governing authority for review during the fourth quarter. Of that total, $11.9 million of the increase relates to Westwood and was accounted for as an increase to Property, plant and equipment and $40.4 million relates to the Doyon closed site and was accounted for as an increase to Other expenses. The increase in the asset retirement obligation, combined with an increase in costs, was an impairment indicator for accounting purposes. As a result, an impairment assessment was performed and no impairment or reversal of impairment was determined.
Outlook
Underground development, rehabilitation and mining activities are expected to continue to ramp up in the fourth quarter 2021 as more mining areas become available in the underground mine. The Company is optimizing a short-term three year operating plan that is now expected to be released with the Company's 2022 guidance. In addition, the Company is continuing to evaluate this asset to identify the optimal path forward for the Company and the site workforce.
Brownfield Exploration
Approximately 39,000 metres of underground and surface diamond drilling is planned in 2021 of which 28,000 metres were completed YTD 2021. During the quarter, surface drilling was focused on evaluating the resource potential between and adjacent to the Grand Duc and Doyon pits, while underground drilling was focused on infill drilling to support the restart and ramp up of underground mining operations.
Fayolle Property
The Company is evaluating the potential development of the Fayolle deposit, 29 kilometres northwest of the Westwood complex, which, pending permitting, may provide incremental feed commencing in 2023. Permitting, environmental study and sampling activities are all ongoing.
Rouyn Gold Project
The Company holds a purchase option with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold project, located near Rouyn-Noranda. Under the terms of the purchase option agreement, the Company can acquire a 100% interest in the project by completing remaining scheduled cash payments totaling C$1.5 million and remaining exploration expenditures totaling approximately C$3.2 million by December 2022. By the end of the expenditure period, the Company must complete a resource estimate in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), after which the Company, at its election, can purchase a 100% interest in the project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.
Approximately 11,000 metres of diamond drilling is planned in 2021 to further delineate the Lac Gamble and Astoria zones to support a future initial mineral resource estimate and evaluate the resource potential of other selected targets, of which 7,400 metres were drilled YTD 2021.
During the third quarter 2021, assay results were reported for the Lac Gamble zone with highlights including: 5.0 metres grading 5.5 g/t Au and 3.2 metres grading 16.1 g/t Au (see news release dated September 16, 2021).
Côté District, Canada
The Côté District, located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada includes the Côté Gold construction project and the adjacent Gosselin deposit (formerly the Gosselin and Young-Shannon zones). The project is being developed by a 70:30 joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co. Ltd. (“SMM”) as a 13.1 million tonnes per year open pit operation, with a 18 year mine life, estimated to produce, on a 100% basis, annual average production of 489,000 gold ounces for years 1 to 5 following commercial production and 367,000 gold ounces over the life-of-mine at all-in sustaining costs per gold ounce sold of approximately $802 per ounce (see news release dated October 18, 2021). The Company effectively owns 64.75% of the project and the Gosselin zone.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	15

Côté Gold Project
On July 21, 2020, the Company, together with SMM, announced the decision to proceed with the construction of the project.
On October 18, 2021, the Company reported an initial mineral resources estimate for the Gosselin deposit, located immediately to the northeast of the Côté Gold deposit. The Company intends to file a new technical report titled "Technical Report on the Côté Gold Project, Ontario, Canada" (the "2021 Technical Report") prepared by SLR Consulting (Canada) Ltd. in accordance with NI 43-101 for Côté Gold, including a description of the Gosselin deposit mineral resources estimate, by December 2, 2021. When filed with applicable securities regulatory authorities, the new 2021 Technical Report will be the current NI 43-101 technical report on Côté Gold and will replace prior filed technical reports.
The project operating metrics, outlined in the 2021 Technical Report, remain similar as previously announced in the Company’s July 21, 2020 news release. Cash costs and all-in-sustaining costs per ounce of gold sold have been estimated to increase primarily due to the impact of recent inflation including on operating consumables. The Company’s 70% share of updated estimated project costs remain unchanged as announced on July 22, 2021. The table below summarizes estimated project metrics on a 100% basis (exclusive of project expenditures up to July 1, 2021, where applicable):

Metric (on a 100% basis)	Units	July 2020 Update [1]	2021 Technical Report [2]
Gold price assumption	$/oz	1,350	1,600
USDCAD assumption	$USD $CAD	1.30	1.30
Mining: open pit	mine capacity – Mtpa	70	70
Process: crush, grind, gravity, leach, CIP	mill capacity – Mtpa	13.1	13.1
Mill daily throughput	tonnes per day	36,000	36,000
Years 1 to 5 average gold production [2]	oz	493,000	489,000
LOM average annual gold production	oz	367,000	367,000
LOM recovered gold	million ounces	6.61	6.60
LOM average recovery rate	%	91.8	91.8
Mine life	years	18	18
Average grade	g/t gold	0.96	0.96
Average LOM strip ratio	waste:ore	2.7:1	2.7:1
Total costs (w/out leases)	$ millions	1,419	1,791
Total costs (w/ leases)	$ millions	1,304	1,666
Remaining costs from July 1, 2021 (w/out leases)	$ millions	—	1,505
Remaining costs from July 1, 2021 (w/ leases)	$ millions	—	1,380
LOM average cash costs	$/oz sold	600	659
LOM average AISC [3]	$/oz sold	771	802
Sustaining capital [4]	$ millions	1,071	866
Expansion capital [4]	$ millions	—	223
NPV@5% after tax	$ millions	1,121	1,597
IRR after tax	%	15.3	19.0
Payback period	years	3.7	3.7
1The metrics are based on the Extended Case cited in the technical report titled "Côté Gold Project, Ontario, NI 43-101 Technical Report on Feasibility Study" effective November 1, 2018 (the "2018 Technical Report") (see news release dated November 1, 2018), which is subject to receipt of certain additional permitting. The Extended Case mine plan, supported by exploitation of the total mineral reserves estimate, includes 233 million tonnes compared with the Base Case of 203 million tonnes over the life-of-mine and adds two additional years to the Base Case mine life without expanding the footprint of the project. Please see “Cautionary Statement Regarding Forward-Looking Information” below.
2The metrics provided under the “2021 Technical Report” column are based on the Extended Case cited in the 2018 Technical Report, updated as discussed above. Years 1 to 5 average annual production commence on commercial production.
3The 2021 Technical Report reflects higher life-of-mine operating costs, and therefore higher cash costs and AISC, primarily due to an overall increase in estimated costs due to inflation, increased workforce costs, maintenance equipment costs and royalties (included in AISC) which vary with the gold price.
4Sustaining and expansion capital variances between the 2018 Technical Report and the 2021 Technical Report primarily represent the reclassification of capitalized waste stripping from sustaining capital to expansion capital in accordance with World Gold Council guidelines.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	16

Third quarter activities update
As of September 30, 2021, detailed engineering reached approximately 85% and overall the project was 36% complete. The following provides an update on project activities for the third quarter 2021:
•Health and safety continue to be a key focus. The project surpassed 2.9 million hours and 1,100 days with no lost time injuries since October 2018. Monitoring programs identified a small number of COVID-19 cases in the quarter resulting in certain additional constraints on site circulation and the continued enhancement of our protocols. To date, the Company has not experienced a material impact on the construction schedule due to COVID-19 at site.
•Earthworks activities continue with several work fronts providing material to progress haul roads construction, water realignment channels work and construction of dams. Clam Lake Dam #1 is complete and work on Clam Lake Dam #2, New Lake South Dam and New Lake North Dam is ongoing. The 2021 fish relocation program, including from Côté Lake and Mollie River, within the footprint of the open pit and critical for mine sequencing, is complete. Preparations for winter have started. Tailings management facility water management infrastructure including coffer dams and pumping stations are currently being installed. Starter dams foundation excavation is planned to start in the fourth quarter 2021.
•Mining activities on site are proceeding well, with pre-stripping work (open pit drilling, blasting and crushing activities) in the pit continuing throughout the quarter. Mining activities have already reached elevation 382, originally targeted to be achieved by year end. The first ore blast was taken in October 2021. Heavy mobile equipment orders for owner mining were placed with Toromont (CAT equipment) and Epiroc. Negotiations on autonomous technology agreements with CAT, Toromont and Epiroc are well advanced.
•Processing plant civil works progressed with the continued placement of pre-cast and cast-in-place concrete. Most of the structural steel for the processing plant building is on site. Pre-assembly has started and first steel installation for the plant building shell commenced in mid-October. The freshwater line and overhead 13.8kV powerline are operational. Hydro One electrical upgrade work continued with certain infrastructure now switched to grid power. The primary crusher feeder frames, chutes and associated supports are now en route to site.
•Other Project-related activities continue. Permanent camp commissioning is at 95% and over 800 workers were being accommodated at site at the end of September. The wastewater treatment plant is now fully operational. Equipment delivery is ongoing and inventory on site is slowly increasing. We continue to closely monitor global logistics risks and, at this time, are not expecting material impacts on the project schedule, although challenges in the global supply chain continue to persist.
•Permitting and sustainability work is ongoing with the Company being well advanced on securing the Environmental Compliance Authorization for operations, the key remaining permit. Follow ups have been ongoing on the implementation of the IBAs signed with Mattagami, Flying Post and Metis communities. Health, safety and environmental programs and their respective emergency response plans are in development.
•Operational readiness advanced in multiple areas with a continued focus on organizational design and hiring strategy, technology selection, standardization of mine, mill and site maintenance processes and systems, identification of spare parts requirements for critical equipment and procurement strategies for key consumables, and training plans for autonomous haul trucks. Contractors have been selected for the onsite assay lab, explosives supply and blasting services as well as for the mobile fleet tire supply and tire maintenance services.
The Company has incurred and expended costs of $122.7 million and $71.6 million, respectively, (at an average recorded USDCAD exchange rate of 1.25) in the third quarter 2021 and $368.0 million and $264.6 million, respectively, (at an average recorded USDCAD exchange rate of 1.26) since July 1, 2020, including capital expenditures summarized in the table below and non-capital project costs.

	Q3 2021	Q2 2021	Q3 2020[1]	YTD 2021	YTD 2020
Capital expenditures[1] ($ millions)	$67.3	$84.7	$14.4	$200.4	$14.4
Non-capital costs	4.3	5.0	0.1	11.3	0.1
Expended costs	71.6	89.7	14.5	211.7	14.5
Working capital adjustment[2]	51.1	12.8	3.3	80.6	3.3
Incurred costs	$122.7	$102.5	$17.8	$292.3	$17.8
1Capital expenditures prior to July 1, 2020 are not included in the Company’s portion of reported total project costs. Capital expenditures include the positive impact of certain off-setting credits including realized derivative gains of $4.3 million in the third quarter and $11.4 million in the first nine months of 2021.
2Working capital adjustment mainly consists of work performed not yet invoiced combined with an increase in the accounts payable balance, offset by an increase in sales taxes receivable.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	17

Construction of the project commenced in the third quarter 2020 and major earthworks commenced in the first quarter 2021. The project remains on track for commercial production in the second half of 2023 with the following remaining key milestones:
•Process building enclosed: Q1 2022 • Permanent power available: Q4 2022
•     Start of owner mining: Q3 2022 • Commissioning completed: Q3 2023
• Tailings Management Facility Phase 1: Q4 2022 • Commercial production: H2 2023
No material delays due to COVID-19 pandemic have been experienced to date at site, and the schedule going forward does not account for any potential delays or disruptions caused directly or indirectly by the COVID-19 pandemic, including potential impacts on timing of activities, productivity or workforce numbers, supply chain and logistics.
Outlook
Upcoming key activities include the continuation of earthworks, including the first ore excavation, and concrete works, progressing with installation of the processing plant building, initiation of mine facilities construction, completion of the remaining works for the camp, including the installation of potable water treatment and demobilization of the temporary camp infrastructure, and switching the camp to grid power.
The Company's share of estimated remaining total costs to completion from October 1, 2021 onwards is approximately $860 to $910 million and is expected to be expended based on the following updated schedule: fourth quarter 2021 – approximately $150 million; 2022 – approximately $590 to $620 million; and 2023 – approximately $120 to $140 million. These amounts are estimated at a USDCAD exchange rate of 1.30 and take into consideration working capital adjustments. Accordingly, actual reported results may vary.
Greenfield Exploration
In addition to planned delineation drilling programs to support the future mining activities of the Côté Gold deposit itself, the Company is also carrying out an ongoing greenfield exploration program on the Côté Gold property. This greenfield exploration is included in the corporate exploration budget. In 2021, the Company expects to spend $2.8 million on greenfield exploration related to the Côté Gold property, including the Gosselin zone.
Gosselin Zone
The Gosselin zone is located immediately to the northeast of the Côté Gold deposit. Approximately 13,000 to 16,000 metres of diamond drilling is planned in 2021, focused on the delineation drilling program of the Gosselin deposit, of which approximately 15,000 metres were drilled YTD 2021. The Company spent $2.3 million (its 70% share of JV expenditures) on greenfield exploration activities YTD 2021. During the third quarter 2021, assay results from the ongoing delineation drilling program were reported with highlights including: 48.5 metres grading 7.8 g/t Au and 393 metres grading 1.4 g/t Au (see news release dated September 21, 2021).
Subsequent to the end of the third quarter, the Company announced an initial mineral resource estimate for the Gosselin deposit (on a 100% basis using a $1,500 per ounce gold price) of 124.5 million tonnes of indicated resources averaging 0.84 grams of gold per tonne for 3.35 million ounces of gold and 72.9 million tonnes of inferred resources averaging 0.73 grams of gold per tonne for 1.71 million ounces of gold. This represents a 33% increase in total contained gold in measured and indicated resource categories and a 45% increase in total contained gold in the inferred resources category for the Côté Gold project. The Gosselin deposit has only been drilled to approximately half of the depth of the Côté Gold deposit and remains open at depth and along strike.
Chibougamau District, Canada
The Chibougamau District includes the Nelligan Gold project and the Monster Lake project.
Nelligan Gold Project
The Nelligan Gold project is located approximately 40 kilometres south of the Chapais – Chibougamau area in Québec and is operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc. The Company holds an option to earn an additional 5% interest, to hold an 80% interest, by completing a feasibility study on the project. Approximately 8,000 to 10,000 metres of diamond drilling is planned for 2021 to support the completion of an updated resource estimate expected in 2022, of which approximately 6,800 meters were drilled YTD 2021.
Monster Lake Project
The Company holds a 100% interest in the Monster Lake project, which is located approximately 15 kilometres north of the Nelligan project in the Chapais – Chibougamau area in Québec. The 2021 drilling program has finished with approximately 1,600 metres of diamond drilling completed in support of the continued evaluation of the resource potential of the Annie Shear Zone, located along the approximately 4 kilometres-long structural corridor hosting the Megane 325 resource. The results will be used to guide future drilling programs and the compilation of the summer field program results continues in order to identify additional targets for future evaluation.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	18

South America

Rosebel District, Suriname
The Rosebel District includes the Rosebel open pit mine located 85 kilometres south of the capital city of Paramaribo, Suriname and the Saramacca open pit satellite mine, a higher grade deposit located 25 kilometres from the Rosebel operations. The Company owns 95% of the gross Rosebel mining concession. Rosebel owns 70% of certain specified concession areas including Saramacca.
Rosebel Mine (IAMGOLD interest – 95%)1

	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Key Operating Statistics
Ore mined[2] (000s t)	1,432	1,102	923	3,781	5,045
Waste mined[2] (000s t)	9,703	6,956	2,429	25,569	24,227
Material mined[2] (000s t) – total	11,135	8,058	3,352	29,350	29,272
Strip ratio[2,3]	6.8	6.3	2.6	6.8	4.8
Ore milled (000s t) – Rosebel	1,719	1,412	1,774	4,771	6,668
Ore milled[2] (000s t) – Saramacca	956	803	544	2,667	989
Ore milled[2] (000s t) – total	2,675	2,215	2,318	7,438	7,657
Head grade[2,4] (g/t)	0.68	0.52	0.79	0.67	0.79
Recovery[2] (%)	82	83	88	84	92
Gold production[2] (000s oz) – 100%	47	31	51	135	177
Gold production (000s oz) – owner operator	42	27	45	118	166
Gold production (000s oz) – attributable 95%	40	25	42	112	158
Gold sales (000s oz) – 100%	36	25	40	106	161
Average realized gold price[5] ($/oz)	$1,779	$1,793	$1,910	$1,770	$1,719
Financial Results ($ millions)[1]
Revenue[6]	$64.0	$45.2	$76.2	$188.0	$276.7
Operating costs	(59.5)	(40.4)	(32.6)	(150.0)	(146.5)
Royalties	(5.1)	(3.9)	(5.3)	(14.5)	(17.0)
Cash costs[5,7]	$(64.6)	$(44.3)	$(37.9)	$(164.5)	$(163.5)
Other mine costs	(0.5)	(0.2)	(4.0)	(1.2)	(4.7)
Cost of sales[6]	$(65.1)	$(44.5)	$(41.9)	$(165.7)	$(168.2)
Sustaining capital expenditures	(10.8)	(10.5)	(5.5)	(28.9)	(21.2)
Other costs[8]	(1.6)	(1.4)	0.7	(4.6)	(2.8)
All-in sustaining costs[5]	$(77.5)	$(56.4)	$(46.7)	$(199.2)	$(192.2)
Expansion capital expenditures[9]	$(12.8)	$(15.7)	$(5.8)	$(39.3)	$(26.2)
Performance Measures[10]
Cost of sales ($/oz sold)	$1,808	$1,767	$1,049	$1,559	$1,045
Cash costs[5] ($/oz sold)	$1,796	$1,755	$952	$1,548	$1,016
All-in sustaining costs[5] ($/oz sold)	$2,156	$2,237	$1,164	$1,875	$1,194
1Rosebel at 100% and Saramacca at 70% from April 1, 2020, as included in the consolidated interim financial statements, unless otherwise stated.
2Includes Saramacca at 100%.
3Strip ratio is calculated as waste mined divided by ore mined.
4Includes head grade / tonne for the third quarter 2021 related to the Rosebel concession of 0.64 g/t and the Saramacca concession of 0.76 g/t (second quarter 2021 - 0.48 g/t and 0.58 g/t respectively, third quarter 2020 – 0.58 g/t and 1.46 g/t, respectively) and YTD 2021 of 0.58 g/t and 0.82 g/t respectively (YTD 2020 - 0.69 g/t and 1.43 g/t, respectively).
5This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".
6As per note 28 of the consolidated interim financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.
7Cash costs includes by-product credit.
8Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
9Includes expansion capitalized stripping for the third quarter 2021 of $8.4 million (second quarter 2021 - $7.6 million, third quarter 2020 - $0.9 million) and YTD 2021 of $23.3 million (YTD 2020 - $7.6 million).
10Cost of sales, cash costs and all-in sustaining costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	19

Operational Insights
•Rosebel achieved attributable gold production of 40,000 ounces in the third quarter, 60% higher than in the prior quarter and 5% lower than in Q3 2020 for the reasons noted below.
•The situation in Suriname and at site relating to COVID-19 continues to be fragile. Workforce productivity levels across the country have been adversely impacted which has resulted in the overall reduced activity levels at Rosebel throughout the year. The site continues to monitor and implement mitigating measures to reduce the impact. The construction of the additional rooms at the campsite is complete. Approximately 24% of the workforce is now fully vaccinated.
•Mine production ramped up during the third quarter 2021 as the pit conditions after the rainy season improved. This also allowed access to slightly higher grade ore at the Saramacca deposit and for the ramp up of strategic pushbacks including waste stripping.
•The Company continues to collaborate with a government task force and with local communities in an effort to reduce pit intrusions by small scale miners. Intrusions, continued throughout the quarter diminishing productivity and restricting access to higher grade ore due to frequent mobilization and demobilization of mining equipment and personnel.
•The backlog in maintenance work on the mining fleet and the resulting lower equipment availability and reliability continue to be of concern during the third quarter 2021, however, deliveries of new mobile equipment aimed at improving availability have commenced.
•Rosebel provided 21% of the mill feed at an average grade of 0.64 g/t and Saramacca provided 36% of the mill feed at an average grade of 0.76 g/t. The remaining 43% mill feed was from low grade long term stockpiles.
•Mill performance in the quarter increased and achieved the highest throughput level since the start of the pandemic. The mechanical condition of the gravity and leach/CIP circuits continues to negatively impact recoveries and is resulting in higher than normal levels of in-circuit gold inventory. The project to improve efficiency of the carbon adsorption/desorption circuit is expected to be completed by the end of the year and the resulting increase in recoveries and lower in-circuit gold inventory levels are expected to be realized from 2022 onwards.
•The construction of required infrastructure at the Saramacca project, including the facility pad, the sedimentation dams, haul road, and public road crossings, as well as all previously planned activities related to the West Dump rock drains are expected to be completed in the fourth quarter of 2021. Additionally, the dewatering wells, further development of the rock drains and completion of other earthworks activities, including slope remediation and bypass road phase 2, are expected to be completed during 2022.
Financial Performance
•Cost of sales per ounce sold of $1,808 and cash costs per ounce sold of $1,796 were both higher by 2% compared with the prior quarter, primarily due to higher operating costs, including a net realizable value write-down, partially offset by higher production and sales by 72% and 89%, respectively, compared with the same prior year period.
•All-in sustaining costs per ounce sold of $2,156 were lower by 4% compared with the prior quarter, primarily due to higher production volume partially offset by higher cost of sales noted above, and higher by 85% compared with the same prior year period.
•Cash costs and all-in sustaining costs include the positive impact of a realized derivative gain of $46 per ounce sold (second quarter 2021 - $44 per ounce sold gain and third quarter 2020 - $74 per ounce sold loss).
•Sustaining capital expenditures of $10.8 million are in line with the prior quarter and included capital spares of $5.7 million, mill equipment of $1.8 million, and other sustaining projects of $3.3 million. Expansion capital expenditures of $12.8 million included capitalized stripping of $8.4 million as a result of increased stripping activities, the Saramacca project of $2.5 million and other expansion projects of $1.9 million.
Outlook
Rosebel's 2021 attributable production guidance is expected to be within the 140,000 to 160,000 ounce guidance range. The adsorption/desorption circuit project is expected to improve recoveries once completed. The Company has been working on a revised geological model for the Rosebel and Saramacca deposits to support the completion of an updated mineral reserves and resources estimate which is now expected to be released in the first quarter of 2022. Based on currently available information and given the negative impact of certain factors including higher costs, mineral reserves may decrease and mineral resources will likely decrease by more than depletion.
Brownfield Exploration
Ongoing drilling programs remain focused on infill drilling and evaluating potential resource expansions in the vicinity of the existing operations as well as exploring regional exploration targets along the Brokolonko – Saramacca trend. Approximately 61,000 metres of diamond and RC drilling is planned in 2021 to improve resource confidence, target resource expansions and continue to explore high priority exploration targets on the mining lease and surrounding exploration concessions of which 39,000 metres have been completed YTD 2021.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	20

Discontinued Operations
Mali - Yatela Mine
On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AngloGold Ashanti Limited ("AGA"), entered into a share purchase agreement with the Government of Mali, as amended from time to time, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent as specified in the transaction. As part of the transaction and upon its completion, SADEX will make a one-time payment of approximately $37.0 million to the dedicated state account, corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released from all obligations relating to the Yatela mine. The Company will fund approximately $18.5 million of the payment.
At the end of the third quarter 2021, the Yatela disposal group continued to meet the criteria to be classified as held for sale as the Company remains confident that the conditions precedent will be fulfilled and the sale will close.
Exploration
In the third quarter 2021, expenditures for exploration and project studies totaled $12.2 million compared with $13.7 million in the prior quarter and $7.5 million in the same prior year period, of which $11.5 million was expensed and $2.2 million was capitalized. During the quarter, drilling activities on active projects and mine sites totaled approximately 61,000 metres. For additional information regarding the brownfield and greenfield exploration projects, See "Quarterly Updates". The Company's exploration expenditures guidance for 2021 is $56 million. Exploration expenditures for 2021 are expected to be lower than the full year guidance.

($ millions)	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Exploration projects – greenfield	$7.4	$9.3	$4.0	$22.2	$13.7
Exploration projects – brownfield[1]	4.8	4.4	3.5	14.0	11.4
	$12.2	$13.7	$7.5	$36.2	$25.1
1Exploration projects - brownfield for the third quarter 2021 included near-mine exploration and resource development of $2.4 million (second quarter 2021 - $2.2 million, third quarter 2020 - $1.8 million, YTD 2021 - $7.1 million, YTD 2020 - $5.7 million).
Loma Larga, Ecuador
The Company, through its 35.5% equity ownership interest in INV Metals Inc. ("INV Metals"), had an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals was acquired by Dundee Precious Metals Inc. (“DPM”) during the third quarter 2021 and the Company received 4.9 million common shares of DPM valued at $28.7 million. The transaction resulted in a gain of $16.1 million calculated as the difference between the fair value of the DPM common shares ($28.7 million) and the carrying amount of the investment ($9.4 million) and the amount reclassified from currency translation adjustment ($3.2 million).
FINANCIAL CONDITION

Liquidity and Capital Resources
As at September 30, 2021, the Company had $742.1 million in cash and cash equivalents, $6.2 million in short-term investments and net cash of $213.6 million. Approximately $498 million was available under the Company’s secured revolving credit facility resulting in available liquidity at September 30, 2021 of $1.2 billion. Restricted cash in support of environmental closure costs obligations related to Essakane totaled $37.0 million. The following sets out the change in cash balance from June 30, 2021 and December 31, 2020 to September 30, 2021:

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	21

As at September 30, 2021, the Company had (i) C$215.3 million ($169.9 million) of uncollateralized reclamation bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and Côté Gold, up $1.1 million compared with December 31, 2020; and (ii) C$39.1 million ($30.9 million) of uncollateralized performance bonds in support of certain obligations related to the construction of Côté Gold, up $0.2 million compared with December 31, 2020. The estimated asset retirement obligation for the Doyon division increased by $52.3 million due to changes in an updated closure plan that will be filed for review with the Quebec governing authority, in accordance with the Quebec Mining Act, during the fourth quarter.The Company expects that the uncollateralized reclamation bonds will have to be increased to support the updated environmental closure cost obligations once such closure plan has been approved by the applicable regulatory authorities.
Working capital as at September 30, 2021, was $588.8 million, down $471.9 million compared with December 31, 2020. The decrease was due to lower current assets ($222.6 million) including lower cash and cash equivalents ($199.4 million) and inventories ($2.6 million) and an increase in current liabilities ($249.3 million) including from deferred revenue ($146.2 million) being reclassified from non-current to current in connection with the Company’s 2019 prepay arrangement settling in equal monthly amounts in 2022, an increase in accounts payable and accrued liabilities ($97.1 million) primarily related to Côté Gold and an increase in income taxes payable ($8.6 million).

	September 30	June 30	December 31
	2021	2021	2020
Working capital[1] ($ millions)	$588.8	$805.2	$1,060.7
Current working capital ratio[2]	2.0	2.7	4.2
1Working capital is defined as current assets less current liabilities.
2Current working capital ratio is defined as current assets divided by current liabilities.
The following table summarizes the Company's long-term debt:

($ millions)	September 30	June 30	December 31
	2021	2021	2020
5.75% senior notes	$445.8	$433.2	$438.6
Equipment loans	21.0	23.3	28.0
	$466.8	$456.5	$466.6
1Includes principal and interest payments for the 5.75% senior notes and equipment loans in $ millions and does not include the repayment of the 2019 Prepay Arrangement (defined below) and the 2022 Prepay Arrangement (defined below) which will be physically settled in 2022 and 2024, respectively.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	22

In January 2019, the Company entered into a gold sale prepayment arrangement (the "2019 Prepay Arrangement") with a syndicate of banks with a collar range of $1,300 to $1,500 per ounce. Pursuant to the 2019 Prepay Arrangement, the Company received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 gold ounces in 2022. The cost of the 2019 Prepay Arrangement is 5.38% per annum.
During the second quarter 2021, the Company entered into gold sale prepayment arrangements (the "2022 Prepay Arrangement") at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. This will result in a total prepayment to the Company of $236 million over the course of 2022 and the requirement on the part of the Company to physically deliver such 150,000 gold ounces over the course of 2024. These transactions have the effect of rolling the 2019 Prepay Arrangement from 2022 to 2024, after the completion of the construction of Côté Gold.
In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Company’s interest payment on October 15, 2021 totaled $14.5 million. The Notes are guaranteed by certain of the Company's subsidiaries. The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
The Company has a $500 million secured revolving credit facility, which was entered into in December 2017 and amended in February 2021 to primarily extend the maturity date from January 31, 2023 to January 31, 2025 for $490 million of the available credit. As at September 30, 2021, the Company had letters of credit in the amount of $1.7 million issued under the credit facility to guarantee certain environmental indemnities and $498.3 million was available under the credit facility.
In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility during the construction of Côté Gold between 2021 and mid-2023, the Company entered into certain derivative contracts in respect of certain of its future gold sales, exchange rates and certain other commodities exposure. At September 30, 2021, approximately 30% and 27% of the Company’s 2021 and 2022 estimated attributable production, respectively, was hedged at average prices between $1,300 (related to the 2019 Prepay Arrangement) per ounce and $3,000 per ounce. The Company has also entered various oil and currency hedging transactions to de-risk Côté Gold during the construction phase. See "Market Risk – Summary of Hedge Portfolio" for information relating to the Company’s outstanding derivative contracts.
The net cash generated by operations is highly dependent on the gold price as well as other factors, including the USDCAD exchange rate. On July 22, 2021, the Company announced a downward revision of production guidance for 2021 and an increase in estimated construction costs of Côté Gold. In 2021 and 2022, the Company is scheduled to complete the majority of the remaining construction of Côté Gold resulting in significant capital expenditures that, together with sustaining and expansion capital expenditures at its existing mines, are expected to exceed total current cash and cash generated from operations. As a result, the Company expects to draw down on its secured revolving credit facility in 2022. Assuming the continuation of prevailing commodity prices and exchange rates, and operations performing in accordance with updated guidance mine plans, the Company believes it should have adequate liquidity to implement its near-term operational plans and complete the development of Côté Gold and expects to be able to repay current and future indebtedness from internally generated cash flow, refinancing activities and other corporate actions it deems appropriate.
To ensure adequate liquidity and flexibility in support of its growth strategy, the Company regularly reviews expenditures and assesses opportunities taking into consideration current liquidity, the capital markets, foreign exchange rates, ongoing operational and financial performance and progress in the development of projects. As a result, the Company may take additional measures to increase its liquidity and capital resources including additional financing, strategically disposing of assets or pursuing joint-venture partnerships. As Côté Gold becomes operational, dependent on the gold price environment, the Company expects to generate increasing free cash flow. This could allow the Company to consider returns to shareholders while balancing capital allocation with, among other things, future growth and sustaining operations.
Contractual Obligations
As at September 30, 2021, contractual obligations with various maturities were $1.3 billion, primarily comprising expected future contractual payments of long-term debt, purchase obligations, capital expenditures obligations and lease obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.
The Company uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in "Market Risk – Summary of Hedge Portfolio".

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	23

Cash Flow

($ millions)	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Net cash from (used in) per consolidated interim financial statements:
Operating activities	$78.5	$37.3	$105.1	$217.5	$218.9
Investing activities	(142.4)	(161.7)	(67.9)	(367.4)	(168.2)
Financing activities	(11.4)	(16.0)	15.2	(41.6)	9.8
Effects of exchange rate fluctuation on cash and cash equivalents	(7.5)	2.3	6.3	(7.9)	(0.5)
Increase (decrease) in cash and cash equivalents	(82.8)	(138.1)	58.7	(199.4)	60.0
Cash and cash equivalents, beginning of the period	824.9	963.0	831.9	941.5	830.6
Cash and cash equivalents, end of the period	$742.1	$824.9	$890.6	$742.1	$890.6
Operating Activities
Net cash from operating activities for the third quarter 2021 was $78.5 million, an increase of $41.2 million from the prior quarter, primarily due to higher revenue ($28.5 million), proceeds from insurance claims ($5.2 million), lower income taxes paid ($11.4 million), reduced care and maintenance expenditures ($11.4 million), net inflow from working capital movements ($16.5 million), partially offset by higher operating costs ($34.6 million).
Compared with the third quarter 2020, the decrease of $26.6 million in net cash from operating activities was primarily due to lower earnings after non-cash adjustments of $48.2 million, partially offset by higher cash receipts from settlement of derivatives ($11.3 million) and proceeds from insurance claims ($7.7 million).
The third quarter 2021 movements in non-cash working capital items and non-current ore stockpiles resulted in an outflow of $1.1 million and included:
•An increase in inventories and non-current ore stockpiles balance ($13.0 million), primarily due to higher cost of production at Rosebel due to operational challenges; offset by
•An increase in accounts payable and accrued liabilities balance ($11.6 million), primarily due to timing of payment of suppliers.
Investing Activities
Net cash used in investing activities for the third quarter 2021 was $142.4 million, a decrease of $19.3 million from the prior quarter, primarily due to a decrease in capital expenditures for property, plant and equipment ($13.2 million) and lower borrowing costs paid ($8.8 million), partially offset by the net proceeds from the sale of the Company's royalty portfolio in the prior quarter ($10.2 million).
Compared with the third quarter 2020, net cash used in investing activities increased by $74.5 million, primarily due to an increase in capital expenditures for property, plant and equipment ($78.1 million) primarily related to the Cote Gold construction, partially offset by lower borrowing costs paid ($12.2 million).
Financing Activities
Net cash used in financing activities for the third quarter 2021 was $11.4 million, a decrease of $4.6 million from the prior quarter, primarily due to a decrease in interest paid ($5.9 million), partially offset by an increase in dividends paid to non-controlling interest ($1.2 million).
Compared with the third quarter 2020, net cash used in financing activities increased by $26.6 million, primarily due to the redemption of the 7% senior notes ($421.3 million), partially offset by the net proceeds from the issuance of the 5.75% senior notes ($443.6 million) in the same prior year period.
Mine-Site Free Cash Flow
Mine-site free cash flow for the third quarter 2021 was $31.9 million, up $30.0 million from the prior quarter, primarily due to higher operating cash flow at Rosebel ($38.7 million), partially offset by higher capital expenditures at Essakane ($9.1 million). Third quarter 2021 mine site free cash flow was down $48.1 million from the same prior year period, primarily due to lower operating cash flow at Westwood ($29.7 million) and higher capital expenditures at Essakane ($16.3 million) and Rosebel ($12.3 million), partially offset by higher operating cash flow at Essakane ($14.8 million).

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	24

Q3 2021 vs Q2 2021 Mine-site free cash flow[1]
($ millions)
$1.9
$37.6
$(7.6)
$31.9
Q2 2021
Mine-site operating cash flow
Mine-site capital expenditures
Q3 2021

Q3 2021 vs Q3 2020 Mine-site free cash flow[1]
($ millions)
$80.0
$(23.0)
$(25.1)
$31.9
Q3 2020
Mine-site operating cash flow
Mine-site capital expenditures
Q3 2021

Market Trends
Global Financial Market Conditions and Gold Price
Gold traded in a volatile range of $1,726 to $1,829 in the third quarter 2021. Price movements were highly correlated with indications made on September 22, 2021 by the U.S. Federal Reserve that it could raise interest rates sooner than expected. Furthermore, the tapering of bond purchases could be completed by the middle of 2022 which would also have a negative impact on gold price performance.
The price of gold is a key driver of the Company’s profitability. The average and closing market gold price and the Company’s average realized gold price in the third quarter 2021 are set out below. The Company’s hedging strategy is designed to mitigate gold price risk during the Côté Gold construction period. See "Market Risk" for more information.

	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Average market gold price ($/oz)	$1,790	$1,816	$1,909	$1,800	$1,735
Average realized gold price[1] ($/oz)	$1,787	$1,800	$1,908	$1,788	$1,747
Closing market gold price ($/oz)	$1,743	$1,763	$1,887	$1,743	$1,887
1This is a non-GAAP measure. See "Non-GAAP Performance Measures".
Inflation
Recent increases in consumer demand driven by many industries returning to work is putting pressure on the global shipping and transportation systems. Oil and natural gas prices are surging and power prices reached multi-year highs, with widespread energy shortages seen in Europe and Asia.
Increases in energy costs are also impacting the price of steel and the manufacturing cost of shipping containers. Shipping companies have reduced their capacity during the COVID-19 pandemic and the sudden increase in demand is placing a lot of pressure on shipping companies and also creating significant backlogs at container handling ports. Inland transport is facing shortages and high demand as well. Inflationary pressures on manufacturing costs are mainly driven by the increase in power costs and the Company has been able to secure supply from manufacturers as manufacturing capacity for consumables and spare parts does not appear to be impacted.
Currency and Oil Prices
The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar and oil prices, which affect the Company’s Canadian and international mining activities and operations.
The U.S. dollar strengthened approximately 2% against the Canadian dollar in the third quarter 2021 compared with the prior quarter. Interest rate differential did not favour the U.S. dollar. The difference in yields between the 2-year U.S. Treasury and the 2-year Canadian bond was about 0.3 percentage points at the end of the third quarter.
The Company's Canadian dollar exposures relate to operational and capital expenditures in Canada. The Company’s hedging strategy was designed to mitigate the risk of exposure to exchange rate volatility of the Canadian dollar. See "Market Risk".
The Company has minimal residual exposure to euro denominated operational and capital expenditures in West Africa as it sells a portion of its gold in euros.
The prices of Brent and West Texas Intermediate ("WTI") are slightly higher than in the prior quarter. Production remains slow and inventories continue to be drawn upon. A further boost to oil prices can be attributed to the dramatic rally in natural gas prices. This surge in natural gas prices could lead utilities to switch from gas to oil which could push oil prices even higher.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	25

The Company's oil exposures relate primarily to its mining operations in West Africa and South America. The Company’s hedging strategy was designed to mitigate the risk of oil price appreciation given it is a significant input cost in the production of gold. See "Market Risk".

	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Average rates
USDCAD	1.2594	1.2288	1.3322	1.2513	1.3537
EURUSD	1.1787	1.2047	1.1691	1.1961	1.1247
Closing rates
USDCAD	1.2674	1.2405	1.3324	1.2674	1.3324
EURUSD	1.1578	1.1851	1.1724	1.1578	1.1724
Average Brent price ($/barrel)	$73	$69	$43	$68	$43
Closing Brent price ($/barrel)	$79	$75	$41	$79	$41
Average WTI price ($/barrel)	$71	$66	$41	$65	$38
Closing WTI price ($/barrel)	$75	$73	$40	$75	$40
Sensitivity Impact
The following table provides estimated cost per ounce sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming guided 2021 updated production and costs levels:

	Change of	Annualized impact on Cost of Sales $/oz	Annualized impact on Cash Costs[1] $/oz	Annualized impact on All-in Sustaining Costs[1] $/oz
Gold price[2]	$100/oz	$7	$7	$7
Oil price	$10/barrel	$17	$17	$18
USDCAD	$0.10	$13	$13	$20
EURUSD	$0.10	$18	$18	$23
1This is a non-GAAP measure. See "Non-GAAP Performance Measures". Cash costs and all-in sustaining costs per ounce of gold sold consist of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
2Gold price sensitivities relate to royalties and additional costs with a gold price link, which are included in total cost of sales, cash costs and all-in sustaining costs.
Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
Currency Exchange Rate Risk
The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including selling a portion of its gold in euros to create a natural off-set to the exposure and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.
Oil Contracts and Fuel Market Price Risk
Brent and WTI are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.
Gold Contracts and Market Price Risk
The Company’s primary source of revenue is gold. The Company’s hedging strategy is designed to mitigate gold price risk during the Côté Gold construction period. To manage such risk, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined with the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	26

Summary of Hedge Portfolio
At September 30, 2021, the Company’s outstanding hedge derivative contracts, derivative contracts and gold sale prepayment arrangements were as follows:

	2021	2022	2023	2024
Foreign Currency
Canadian dollar contracts[1] (millions of C$)	78	612	185	120
Rate range[1] (USDCAD)	1.28 - 1.47	1.28 - 1.48	1.30 - 1.46	1.32
Hedge ratio[2]	43%	58%	33%	16%

Commodities[3]
Brent oil contracts (thousands of barrels)	147	520	428	270
Contract price range ($/barrel of crude oil)	54 - 65	50 - 65	41 - 65	41 - 55
Hedge ratio[2]	75%	65%	54%	34%

WTI oil contracts (thousands of barrels)	152	573	473	270
Contract price range ($/barrel of crude oil)	31 - 62	38 - 62	36 - 60	38 - 50
Hedge ratio[2]	94%	93%	78%	39%

Gold bullion contracts (thousands of ounces)[4]	51	38	93	—
Gold sale prepayment arrangements (thousands of ounces)[4,5]	—	150	—	150
Contract price range ($/ounce)	1,600 - 3,000	1,300 - 3,000	1,700 - 2,700	1,700 - 2,100
Hedge ratio[2]	30%	27%	11%	16%
1The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2021 through 2023. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price. 2022 includes the Target Accrual Redemption Forward ("TARF") and a forward with an extension feature discussed below. The Company expects the TARF will be exercised 12 times in 2022 and therefore will terminate after 12 months.
2The Company calculates hedge ratios based on future estimates of operating and capital expenditures (such as its Canadian dollar operating and capital expenditures at Westwood and its corporate office, and Canadian dollar capital expenditures at Côté Gold during the construction period), future estimated uses of commodities and future estimated production. Outstanding hedge derivative contracts and derivative contracts are allocated based on a specified allocation methodology.
3The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2021 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.
4The Company executed gold collar options, which consist of gold put and call options with strike prices within the given range in 2021 and 2024. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price.
5Includes a collar instrument on 100,000 ounces in relation to the 2022 Prepayment Arrangement which settles in 2024. See "Financial Condition – Liquidity and Capital Resources".
In connection with the construction of Côté Gold, the Company entered into a TARF structure as part of its strategy to manage exposure to the Canadian dollar. The Company has not designated the TARF financial derivative contract as a hedge for accounting purposes, although the Company does consider this arrangement to be an effective economic hedge. The derivative structure includes a termination feature as well as a leverage component. Contractual terms of the TARF include the following:
•On any monthly option fixing date, if the USDCAD exchange rate is below the strike price of 1.30675, the Company expects to exercise its option and deliver $7.7 million and receive CAD$10 million.
•On any monthly option fixing date, if the USDCAD exchange rate is above the strike price of 1.30675, the Company expects that the counterparty will exercise its option in which case the Company will deliver $15.3 million and receive CAD$20 million.
•The term of the arrangement is 30 months from January 2022 to June 2024. If the contract is exercised for a total of 12 times when the USDCAD is below 1.30675, the arrangement will be cancelled.
In connection with the construction of Côté Gold, the Company entered into a forward contract with an extendable feature to purchase CAD$10 million per month during 2022 for a total of $120 million at a forward exchange rate of 1.32 USDCAD. The counterparty has an option, at its sole discretion, to extend the contract for twelve months, which would require the Company to purchase CAD$10 million per month during 2024 at the forward exchange rate. The option expires in November 2023.
Shareholders' Equity

Number issued and outstanding (millions)	September 30, 2021	November 2, 2021
Common shares	476.9	476.9
Share options[1]	5.1	5.1
1Refer to note 27 of the consolidated interim financial statements for all outstanding equity awards.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	27

QUARTERLY FINANCIAL REVIEW

	2021			2020				2019
($ millions, except where noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$294.1	$265.6	$297.4	$347.5	$335.1	$284.6	$274.5	$293.4
Net earnings (loss) from continuing operations[1]	$(72.5)	$(0.3)	$21.7	$68.0	$(7.7)	$27.3	$(32.9)	$(291.1)
Net earnings (loss) from discontinued operations	$—	$—	$—	$4.1	$—	$—	$—	$(50.1)
Net earnings (loss) attributable to equity holders	$(75.3)	$(4.5)	$19.5	$63.1	$(11.6)	$25.5	$(34.4)	$(353.9)
Basic and diluted earnings (loss) per share attributable to equity holders	$(0.16)	$(0.01)	$0.04	$0.13	$(0.02)	$0.05	$(0.07)	$(0.76)
1In the fourth quarter 2019, Net loss from continuing operations was higher primarily due to impairment charges, net of reversal.
The reasons for the variances between the current year-to-date operating performance compared with the prior year year-to-date operating performance are similar to the reasons explained for the variances between the current quarter and prior year quarter operating performance and discussed in more detail above.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2020 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2020 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2020 evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with IFRS as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;
•ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2020 by the Company’s management, including the CEO and CFO. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the third quarter 2021 and their design remains effective.
Limitations of Control and Procedures
The Company’s management, including the CEO and CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	28

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2020.
Qualified Person and Technical Information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by NI 43-101 Standards of Disclosure for Mineral Projects.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial, operational and other risks, uncertainties, contingencies and other factors which could materially adversely affect the Company’s future business, operations, and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading "Cautionary Statement Regarding Forward-Looking Information".
Readers of this MD&A should consider the information included or incorporated by reference in this document and the Company’s consolidated financial statements and related notes for the three and nine months ended September 30, 2021. The nature of the Company’s activities and the locations in which it operates mean that the Company’s business generally is exposed to significant risk factors, known and unknown, many of which are beyond its control. Managing these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) system. The Company’s view of risks is not static. An important component of the ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure contained in each of the Company’s annual information form dated February 17, 2021 ("AIF"), the audited consolidated financial statements for the year-ended December 31, 2020, the unaudited financial statements for each of the three-month period ended March 31, 2021 and the three and six-month period ended June 30, 2021 and the MD&A for each such respective period, each as filed with Canadian securities regulatory authorities at www.sedar.com and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov, which is hereby incorporated by reference herein.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	29

The principal risks and uncertainties to the Company’s business, financial condition, and results of operations that were identified by management as new or elevated in the third quarter 2021 are described above under "Market Risk" and below. However, no ERM framework or system, no matter how well designed or functioning, can ensure that all risks to the Company, at any point in time, are accurately identified, assessed, managed or effectively controlled and mitigated. As such, there may be additional new or elevated risks to the Company in the third quarter 2021 that are not described below.
Security
The Company is exposed to security risks such as civil unrest, war, terrorism and illegal mining activities that may pose threats to the Company’s personnel, physical assets and reputation.
Terrorist incidents and activities in the Sahel region in Africa, in which the Company’s Essakane mine is located, continue to be actively monitored, particularly as security risks in the region more broadly, and on travel routes to the Essakane site in particular, have notably increased very recently. Inadequate transportation infrastructure, lengthy transportation routes and volatility in the region are key factors contributing to the security risks. An actual, potential or threatened terrorist attack on the Essakane mine and/or personnel and/or supplies on travel routes could have a material adverse effect on the Company’s business, operations, and financial condition. The safety and security of the Company's personnel is of paramount concern.
The Company also continues to be exposed to artisanal and illegal mining activities in close proximity to its Rosebel mine in Suriname that may cause environmental issues and has caused and may cause further disruptions to its operations and challenge the positive relationships with governments and local communities. Existing legislation in Suriname is outdated with respect to the management of illegal miners and this, combined with lax enforcement of the current legislation, has had and may continue to have a negative impact on the Company’s operations. It is difficult for the Company to control access to concessions due to the size thereof and the geographical characteristics and topography of the site. Artisanal and illegal mining activities could have a material adverse effect on the Company’s business, operations, and financial condition.
Supply chain delays and disruptions
The Company has a geographically diversified supply chain. The impact of current global supply chain challenges is still evolving, including with respect to its impact on the mining industry. Limited transportation capacity, lack of available personnel, freight traffic restrictions, increased freight costs, shortage of containers and an increase in the costs thereof and the implementation of alternative sourcing strategies could result in increased input costs and longer lead times in the Company’s supply chain including for critical spares, consumables and the equipment, necessary to complete the construction of Côté Gold. The magnitude of global supply chain disruptions could have a material adverse effect on the Company’s business, operations, and financial condition.
Asset Valuations
At the end of each reporting period, in accordance with IFRS, the Company reviews the carrying amount of its property, plant and equipment, exploration and evaluation assets and cash generating units ("CGUs") to determine whether there is any indication of impairment or reversal of previously recognized impairment. When an indicator is identified, the Company will perform an impairment test. An impairment test requires the Company to determine the recoverable amount of the CGU. The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal and value in use. If the carrying amount of the CGU exceeds its recoverable amount, an impairment charge is recorded against long-lived assets in the CGU.
In the third quarter 2021, the Company identified an indicator of impairment for the Doyon CGU. An impairment test was performed and no impairment or reversal of impairment was required. The Company also reviewed the Rosebel CGU for impairment indicators as at September 30, 2021 due to an update of the geological model and related mineral reserves and resources and life-of-mine plan which is in progress. See “Rosebel District, Suriname – Outlook”. The Company determined that there was no indication of impairment at this time based on the current available information. Work on an updated mineral reserves and resources estimate and an updated mine plan is ongoing. Had an indicator been identified, the Company would have performed an impairment test as discussed above.
Management uses various assumptions and estimates to determine the recoverable amount of a CGU which are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic and market conditions, which may affect the fair value of the Company’s property, plant and equipment, exploration and evaluation assets and CGUs resulting in either an impairment charge or reversal of previously recognized impairment. Certain of management’s numerous assumptions and estimates may be subjective and it is possible that actual future cash flows could be significantly different than those estimated.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	30

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP performance measures in its MD&A, which are described in the following section. These non-GAAP performance measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Average Realized Gold Price per Ounce Sold
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

($ millions, except where noted)	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Revenues	$294.1	$265.6	$335.1	$857.1	$894.2
By-product credit and other revenues	(0.4)	(0.2)	(0.8)	(1.0)	(2.5)
Revenues	$293.7	$265.4	$334.3	$856.1	$891.7
Sales (000s oz) – 100%	165	147	176	479	511
Average realized gold price per ounce[1,2] ($/oz)	$1,787	$1,800	$1,908	$1,788	$1,747
1Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
2Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood, Rosebel and Essakane mines.
Cash Costs, Cash Costs per Ounce Sold, All-in Sustaining Costs and All-in Sustaining Costs per Ounce Sold
The Company reports cash costs, cash costs per ounce sold, all-in sustaining costs and all-in sustaining costs per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.
Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. All-in sustaining costs include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company’s attributable gold ounces sold by mine sites in commercial production to arrive at the cash costs per ounce sold and the all-in sustaining costs per ounce sold. The Company reports the all-in sustaining costs measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.
Prior to the second quarter 2021, for cash costs, the Company divided these costs by its attributable gold ounces produced. This change has been completed in order to better align with peer companies that currently present these metrics on ounces sold basis. All comparative periods have been restated and updated accordingly.

__________________
1 GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	31

The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

($ millions, except where noted)	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Cost of sales[1]	$287.2	$237.7	$257.0	$778.1	$727.9
Depreciation expense[1]	(85.1)	(69.7)	(65.3)	(228.8)	(187.1)
Cost of sales[1], excluding depreciation expense	$202.1	$168.0	$191.7	$549.3	$540.8
Adjust for:
Other mining costs[2]	(6.4)	(7.3)	(19.7)	(21.3)	(37.5)
Cost attributed to non-controlling interests[3]	(13.9)	(12.4)	(12.5)	(39.8)	(34.8)
Cash costs – attributable	$181.8	$148.3	$159.5	$488.2	$468.5

Total gold sales[4] (000 oz) – attributable	150	135	162	438	474
Cash costs[5] ($/oz sold) – attributable	$1,208	$1,102	$985	$1,114	$988
1As per note 28 of the consolidated interim financial statements for cost of sales and depreciation expense.
2Other mining costs include certain taxes and permits related costs, community development costs and prior period operating costs, partially offset by by-product credits.
3Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
4Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
5Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

The following table provides a reconciliation of all-in sustaining costs and all-in sustaining costs per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

($ millions, attributable, except where noted)	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Cost of sales[1]	$287.2	$237.7	$257.0	$778.1	$727.9
Depreciation expense[1]	(85.1)	(69.7)	(65.3)	(228.8)	(187.1)
Cost of sales[1], excluding depreciation expense	$202.1	$168.0	$191.7	$549.3	$540.8
Adjust for:
Sustaining capital expenditures[1]	26.4	23.9	16.6	64.0	51.8
Corporate general and administrative costs[2]	11.2	11.3	10.7	31.4	30.6
Other costs[3]	3.4	3.3	(9.4)	10.1	(10.0)
Cost attributable to non-controlling interests[4]	(16.4)	(15.1)	(14.1)	(46.8)	(40.1)
All-in sustaining costs – attributable	$226.7	$191.4	$195.5	$608.0	$573.1

Total gold sales[5] (000s oz) – attributable	150	135	162	438	474
All-in sustaining costs[6] ($/oz sold) – attributable	$1,508	$1,422	$1,206	$1,387	$1,209
All-in sustaining costs excluding by-product credit[6] ($/oz sold) – attributable	$1,510	$1,424	$1,211	$1,389	$1,214
1Refer to note 28 of the consolidated interim financial statements for cost of sales and depreciation expense and refer to the capital expenditures table of the MD&A for 2021 sustaining capital expenditures, on a 100% basis.
2Corporate general and administrative costs exclude depreciation expense.
3Other costs include sustaining lease principal payments, environmental rehabilitation accretion and depletion and prior period operating costs partially offset by by-product credits
4Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
5Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
6All-in sustaining costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	32

Net Cash from Operating Activities before Changes in Working Capital
The Company makes reference to net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes by excluding these non-cash items, this non-GAAP measure provides investors with the ability to better evaluate the operating cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

($ millions, except where noted)	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Net cash from operating activities	$78.5	$37.3	$105.1	$217.5	$218.9
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(0.3)	6.0	15.3	(26.0)	19.9
Inventories and non-current ore stockpiles	13.0	23.3	(4.8)	35.9	16.7
Accounts payable and accrued liabilities	(11.6)	(11.7)	(7.2)	(10.4)	4.7
Net cash from operating activities before changes in working capital	$79.6	$54.9	$108.4	$217.0	$260.2
Mine-Site Free Cash Flow
Mine-site free cash flow is calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Net cash from operating activities	$78.5	$37.3	$105.1	$217.5	$218.9
Add:
Operating cash flow used by non-mine site activities	20.4	24.0	16.8	69.8	67.5
Cash flow from operating mine sites	$98.9	$61.3	$121.9	$287.3	$286.4
					$—
Capital expenditures	$139.4	$152.3	$60.6	$394.2	$186.3
Less:
Capital expenditures from construction and development projects and corporate	(72.4)	(92.9)	(18.7)	(228.5)	(45.4)
Capital expenditure from operating mine-sites	$67.0	$59.4	$41.9	$165.7	$140.9
Mine-site free cash flow	$31.9	$1.9	$80.0	$121.6	$145.5
Net Cash
Net cash is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the revolving credit facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	September 30	June 30	December 31
($ millions, except where noted)	2021	2021	2020
Cash, cash equivalents	$742.1	$824.9	$941.5
Short-term investments	6.2	4.9	6.0
Lease liabilities	(61.8)	(62.2)	(66.8)
Long-term debt[1]	(471.2)	(473.5)	(478.2)
Revolving credit facility	(1.7)	(1.8)	(1.7)
Net cash	$213.6	$292.3	$400.8
1Includes principal amount for the Notes of $450 million and equipment loans of $21.2 million (June 30, 2021 - $450 million and $23.5 million, respectively, December 31, 2020 - $450 million and $28.2 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	33

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") and Adjusted EBITDA
EBITDA, which the Company defines as earnings before income taxes, depreciation and finance costs, is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.
Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss. Management believes this additional information is useful to investors in understanding the Company’s ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of the underlying operations for the periods presented.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated financial statements:

($ millions, except where noted)	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Earnings (loss) before income taxes	$(70.1)	$10.9	$1.6	$(27.0)	$13.9
Add:
Depreciation	85.4	70.2	65.7	230.1	188.3
Finance costs	4.3	5.9	5.8	17.4	17.3
EBITDA	$19.6	$87.0	$73.1	$220.5	$219.5
Adjusting items:
Loss on redemption of 7% senior notes	—	—	22.5	—	22.5
Unrealized loss on embedded derivatives – 7% senior notes	—	—	17.0	—	12.0
Unrealized (gain) loss on embedded derivatives – 5.75% senior notes	12.5	(8.6)	—	7.0	—
Unrealized (gain) loss on embedded derivatives – Rosebel power purchase agreement	(0.9)	0.5	3.6	(3.1)	26.9
Unrealized loss on warrants and time value of derivatives	—	—	11.7	—	12.4
Gain on sale of royalties	—	(10.2)	—	(45.9)	—
Gain on the establishment of the Rosebel UJV	—	—	—	—	(16.9)
Rosebel temporary suspension costs	—	—	7.9	—	16.0
COVID-19 expenses, net of subsidy	4.2	4.9	10.4	13.6	17.8
Care and maintenance costs at Westwood	—	11.4	—	24.5	5.2
Write-down of assets	0.7	0.8	0.5	2.2	1.0
Foreign exchange (gain) loss	5.9	(4.0)	(2.8)	5.2	1.2
Revised estimate for water tax settlement	—	—	1.0	—	7.2
Unrealized gain on bond investments	0.2	(0.1)	—	0.1	—
Restructuring costs	—	1.0	—	1.0	—
NRV write down	13.6	9.4	—	23.0	—
Unrealized loss on TARF	3.8	1.1	—	4.9	—
Insurance recoveries	—	(10.2)	—	(10.2)	—
Gain on sale of interest in Eastern Borosi property	—	—	(4.1)	—	(4.1)
Gain on sale of investment in INV Metal Inc.	(16.1)	—	—	(16.1)	—
Changes in estimates of asset retirement obligations at closed sites	40.4	—	—	40.4	—
Unrealized gain on extendible forward arrangement	(1.4)	—	—	(1.4)	—
Adjusted EBITDA	$82.5	$83.0	$140.8	$265.7	$320.7

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	34

Adjusted Net Earnings (Loss) Attributable to Equity Holders
Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.
The following table provides a reconciliation of earnings before income taxes and non-controlling interests as per the Consolidated statements of earnings (loss) of $70.1 million, to an adjusted net loss attributable to equity holders of the Company of $20.1 million in the third quarter 2021.

($ millions, except where noted)	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Earnings (loss) before income taxes and non-controlling interests	$(70.1)	$10.9	$1.6	$(27.0)	$13.9
Adjusting items:
Unrealized (gain) loss on embedded derivatives - 5.75% senior notes	12.5	(8.6)	—	7.0	—
Gain on the establishment of the Rosebel UJV	—	—	—	—	(16.9)
Insurance recoveries	—	(10.2)	—	(10.2)	—
Rosebel temporary suspension costs	—	—	7.9	—	16.0
COVID-19 expenses, net of subsidy	4.2	4.9	10.4	13.6	17.8
Loss on redemption of 7% senior notes	—	—	22.5	—	22.5
Care and maintenance costs at Westwood	—	11.4	—	24.5	5.2
Write-down of assets	0.7	0.8	0.5	2.2	1.0
Unrealized loss on embedded derivatives - 7% senior notes	—	—	17.0	—	12.0
Unrealized (gain) loss on embedded derivatives - Rosebel power purchase agreement	(0.9)	0.5	3.6	(3.1)	26.9
Foreign exchange (gain) loss	5.9	(4.0)	(2.8)	5.2	1.2
Restructuring costs	—	1.0	—	1.0	—
NRV write down	16.2	11.2	—	27.4	—
Unrealized loss on TARF	3.8	1.1	—	4.9	—
Unrealized (gain) loss on bond investments	0.2	(0.1)	—	0.1	—
Gain on sale of royalties	—	(10.2)	—	(45.9)	—
Unrealized loss on warrants and time value derivatives	—	—	11.7	—	12.4
Gain on sale of interest in Eastern Borosi property	—	—	(4.1)	—	(4.1)
Revised estimate for water tax settlement	—	—	1.0	—	7.2
Gain on sale of investment in INV Metal Inc.	(16.1)	—	—	(16.1)	—
Changes in estimates of asset retirement obligations at closed sites	40.4	—	—	40.4	—
Unrealized gain on extendible forward arrangement	(1.4)	—	—	(1.4)	—
Adjusted earnings (loss) before income taxes and non-controlling interests	$(4.6)	$8.7	$69.3	$22.6	$115.1
Income taxes	(2.4)	(11.2)	(9.3)	(24.1)	(27.2)
Tax on foreign exchange translation of deferred income tax balances	(2.4)	(1.5)	4.3	(4.4)	5.9
Tax impact of adjusting items	(7.9)	4.6	(8.3)	(2.4)	(18.0)
Non-controlling interests	(2.8)	(4.2)	(3.9)	(9.2)	(7.2)
Adjusted net earnings (loss) attributable to equity holders	$(20.1)	$(3.6)	$52.1	$(17.5)	$68.6
Adjusted net earnings (loss) per share attributable to equity holders	$(0.04)	$(0.01)	$0.11	$(0.04)	$0.15
Basic weighted average number of common shares outstanding (millions)	476.8	476.6	473.8	476.4	471.9

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	35

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company’s projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”) and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements in this MD&A include, without limitation, those under the headings “Outlook”, "Market Trends", “Quarterly Updates” and "Exploration" and include, but are not limited to, statements with respect to: construction costs and site expenditures; the impact of COVID-19 on the Company, including its operations, the project schedule for Côté Gold, key inputs, staffing and contractors; the Company’s guidance for production; cost of sales; cash costs; all-in sustaining costs; the timing and amount of estimated future production; costs of production; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; expected benefits from the operational improvements and de-risking strategies enacted by the Company; the Company's plan achieve net zero emissions; the resumption of strategic mine development activities; development and expansion projects; exploration; impairment assessments and estimates; the expected receipt of permits; permitting timelines; sale transactions; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; requirements for additional capital; the Company's capital allocation; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the construction of Côté Gold; and government regulation of mining operations. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by the use of words such as “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, "transformational", "best-in-class", "top-tier", “seek”, “targets”, "suspended", "superior return(s)", "superior shareholder return(s)", "cover", “strategy”, "superior" or “project” or the negative of these words or other variations on these words or comparable terminology.
The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of gold, copper, silver and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.
Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies; political and legal risks; the ongoing impact of COVID-19 and its variants on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; business risks, including pandemics, adverse environmental conditions and hazards; unexpected geological conditions; potential shareholder dilution; potential activist engagements; increasing competition in the mining sector; ability to successfully integrate acquired assets; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); consolidation in the gold mining industry; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure, such as a conveyor belt breakdown; seismicity, such as the seismic event that occurred at Westwood mine on October 30, 2020; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; movements in interest rates; adverse changes in the Company’s credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company’s assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	36

nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme weather or seismic events; potential for failure of the hydrostatic plug at the Westwood mine; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather at mine sites, such as the unusual levels of rain at the Rosebel mine in 2021; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases or pandemics, such as the COVID-19 outbreak, or adverse weather conditions; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company’s AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION Third Quarter 2021 Management’s Discussion and Analysis	37